U.S. Securities and Exchange Commission
                            Washington, D.C.  20549

                                  OMBAPPROVAL
                              OMB NUMBER 3235-0419
                             Expires March 31, 2000
                            Estimated average burden
                             hours per response: 23

                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          ONCOURSE TECHNOLOGIES, INC.
                    (Name of Small Business in its charter)

              NEVADA                                   91-1922441
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
  Incorporation or organization)

                            3106 South 166th Street
                             New Berlin, WI  53151
                    (Address of principal executive offices)

                   Issuer's telephone number:  (262) 860-0565
                   Issuer's facsimile number:  (262) 860-0561

Securities to be registered under Section 12(b) of the Act:   NONE
Securities to be registered under Section 12(g) of the Act:   COMMON STOCK;
                                                              COMMON STOCK
                                                              PURCHASE WARRANTS

                          ONCOURSE TECHNOLOGIES, INC.

                                   FORM 10-SB
                               TABLE OF CONTENTS

ITEM                                                                   PAGE
----                                                                   ----

Introduction                                                             4

PART I

     Item 1.  Description of Business                                    4
     Item 2.  Management's Discussion and                               10
                Analysis and Results of Operation
     Item 3.  Description of Property                                   13
     Item 4.  Security Ownership of Certain Beneficial                  14
                Owners and Management
     Item 5.  Directors, Executive Officers,                            15
                Promoters and Control Persons
     Item 6.  Executive Compensation                                    17
     Item 7.  Certain Relationships and Related Transactions            18
     Item 8.  Description of Securities                                 18

PART II

     Item 1.  Market Price of and Dividends on Company's                20
                Common Equity and Related Shareholder Matters
     Item 2.  Legal Proceedings                                         21
     Item 3.  Changes in and Disagreements with Accountant              21
     Item 4.  Recent Sale of Unregistered Securities                    21
     Item 5.  Indemnification of Directors and Officers                 22

PART F/S

     OnCourse Technologies, Inc.                                       F-1
          Report of Independent Public Accountant                      F-2
          Consolidated Balance Sheet                                   F-3
          Consolidated Statement of Operations                         F-5
          Consolidated Statement of Stockholders Investment            F-6
          Consolidated Statements of Cash Flow                         F-7
          Notes to Consolidated Financial Statements                   F-8

     CAM Solutions, Inc.                                               F-20
          Report of Independent Public Accountant                      F-21
          Balance Sheet                                                F-22
          Statement of Operations                                      F-24
          Statement of Stockholders Investment                         F-25
          Statements of Cash Flow                                      F-26
          Notes to Financial Statements                                F-27

     Cimtronics, Inc.                                                  F-29
          Report of Independent Public Accountant                      F-30
          Balance Sheet                                                F-31
          Statement of Operations                                      F-33
          Statement of Stockholders Investment                         F-34
          Statements of Cash Flow                                      F-35
          Notes to Financial Statements                                F-36

     TekSoft, Inc.                                                     F-38
          Report of Independent Public Accountant                      F-39
          Balance Sheet                                                F-40
          Statement of Operations                                      F-42
          Statement of Stockholders Investment                         F-43
          Statements of Cash Flow                                      F-44
          Notes to Financial Statements                                F-45

PART III

     Item 1.  Index to Exhibits and Description of Exhibits             76

                                     PART I

                     PURPOSE OF THE REGISTRATION STATEMENT

The Company is filing this registration statement on a voluntary basis in order to: (1) provide current, public information to the investment community; and
(2) to comply with the OTC Bulletin Board Eligibility Rule.

FORWARD-LOOKING STATEMENTS
--------------------------

This Registration Statement of OnCourse Technologies, Inc. ("OnCourse" or "Company") includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "1934 Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement even when new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the 1934 Act.

Item 1.  DESCRIPTION OF BUSINESS

COMPANY BACKGROUND
------------------

The Company is a Nevada corporation organized on May 28, 1998 to develop internet based business-to-business ("B2B") electronic-commerce sites for use in the procurement of raw materials and tooling for metal-working industries. It has four wholly owned subsidiaries. Unless specifically indicated herein, all references to "the Company" may include the parent and/or one or more of the subsidiaries.

Wholly-owned subsidiaries of OnCourse and the dates of their acquisition by OnCourse include: Micro Estimating Systems, Inc, a Wisconsin corporation ("Micro") - July 31, 1998; CAM Solutions, Inc., a Minnesota corporation ("CAM Solutions") - January 1, 1999; Cimtronics, Inc., an Arizona corporation
("Cimtronics") - October 1, 1999; and TekSoft Inc., an Arizona corporation ("TekSoft") - January 31, 2000.

Micro designs, develops, and markets computer-aided-engineering ("CAE") software consisting of Windows-based estimating software products and services, including estimating, process planning and layout software for and to customers in diverse manufacturing businesses. Micro also distributes under an exclusive arrangement in the U.S.A. and Canada the AutoTAS tool management software of a Swedish developer and supplier. Currently, Micro is also developing the OnCourse internet based business-to-business electronic-commerce site.

CAM Solutions distributes computer-aided-design/computer-aided-manufacturing ("CAD/CAM") products developed by TekSoft and other CAD/CAM software developers; and Machine Shop Estimating, FabPlan and LayOut Pro products developed by Micro. CAM Solutions also performs Direct Network Cabling ("DNC") for machine tools and systems integration between Micro's software and other manufacturing enterprise systems.

Cimtronics distributes CAD/CAM products developed by TekSoft and other CAD/CAM software developers; and Machine Shop Estimating, FabPlan and LayOut Pro products developed by Micro. Cimtronics also performs DNC for machine tools and systems integration between Micro's software and other manufacturing enterprise systems.

TekSoft designs, develops and markets proprietary CAD/CAM/CAE software products used in metal manufacturing. TekSoft distributes its products using distributors both domestically as well as internationally. TekSoft's distributors include CAM Solutions and Cimtronics.

OnCourse and Micro have headquarters in New Berlin, Wisconsin. Micro has a sales office in North Carolina and other subsidiaries have headquarters and operations in Arizona and Minnesota. The Company has 47 employees: 46 full-time and 1 part time employees. In addition, the Company uses 16 full-time outside service contract programmers.

THE BUSINESS OF THE COMPANY
---------------------------

Subsidiaries of OnCourse have, for five years or more developed and or sold CAD/CAM/CAE software to the metalworking industries. The principal market for the Company's software products consists of an estimated 500,000 small to medium sized producers such as metal working manufacturers, including job shops, plastic mold makers, manufacturers of aerospace equipment, automobiles and automotive equipment, appliances, high technology equipment, electronics industry components, as well as other tool and die makers. Sales are made by direct sales force and subsidiaries (66% in 1999) and through distributors (34% in 1999). Domestic sales accounted for 98% of the Company sales for the years end December 31, 1999 and 1998.

CAD/CAM
-------

The Company develops and markets Windows and Windows-NT based, CAD/CAM software used in the metal working industries. The subsidiary's flagship CAD/CAM product, ProCAM, has an installed base in excess of 15,000 users in its nine available languages. TekSoft has a total of over 17,000 seats for all its products installed at facilities serving the aerospace, computer, and automotive and mold-making industries, among others.


PROCAM
------

ProCAM is  a turnkey  solution designed  for use  in manufacturing  or machining
products  for the  manufacturing industry.    The ProCAM  for  Windows product
provides a fully integrated solution for 2D CAD/CAM applications and 3D applications requiring complex surface modeling and machining. ProCAM is one of the fastest, easiest to use CAD/CAM products on the market.


CAMWORKS
--------

CAMWorks is an intelligent CAM application that seamlessly integrates into and is operated from within the SolidWorks environment. It incorporates state-of-the-art CAM technologies pioneered by TekSoft such as: Associative Machining and Knowledge Based Machining.

CAMWorks is available for Mill and Turning applications. CAMWorks addresses the needs of today's sophisticated manufacturing engineers by delivering intelligent CAM solutions critical to success. OnCourse believes it's the most advanced tool available for mainstream engineers to get products to market faster, efficiently and within budget.


CAE
---

The Company offers estimating, layout and routing software for a broad spectrum of the manufacturing industries.


MACHINE SHOP ESTIMATING ("MSE")
-------------------------------

MSE is an engineering based cost estimating system for manufacturing companies. MSE calculates machining times and total product costs according to company specific estimating procedures. The software is comprised of 72 machine tool and operation specific software modules to emulate actual machine tool and production cycles. The machine emulation modules will produce calculations within 1% of true production time. The software provides process planning, machine process layouts and comprehensive management functions. It incorporates on-line supplier links, graphical reports, and interfaces seamlessly to numerous factory management and CAD/CAM programs. MSE libraries contain over 1,150 raw materials specifications and incorporate 2 million speeds and feed tooling combinations. The typical customer is a factory owner, estimator or an engineering department in a larger facility.


LAYOUT PRO ("LP")
-----------------

LP serves as a process planning and machine process layout system, which allows users to easily calculate machining or fabrication times and to develop routings or travelers for product production. LP offers users the same basic functionality of the MSE product without the pricing or quoting features. The typical customer is a process planning engineer or manufacturer of metal working equipment. LP is a subset of MSE and contains no manufacturing pricing functions, and is typically purchased by machine tool builders and is priced similar to MSE.


FABPLAN ("FP")
--------------

FabPlan is an engineering based cost estimating system designed for manufacturers that operate fabrication equipment. FP calculates fabrication times and total product costs according to company specific estimating procedures and shop equipment by simulating actual machine tool cycles. The software facilitates process planning and machine tool process layouts, which provides calculations for fabrication times to develop routings and job travelers used for production. The system incorporates on-line supplier links, provides graphical reports, and interfaces with numerous factory management and
CAD/CAM programs.   The typical customer is a  factory owner,  estimator or  an engineering department in a larger facility.


AUTOTAS  (SANDVIK  COROMANT)
----------------------------

Micro is the exclusive U.S. and Canadian distributor and systems integrator for AutoTAS, a software product offered by Sandvik/Coromant of Sweden. AutoTAS is a tooling management program that was previously only available in Europe. Studies have shown that effective implementation of a Tool Management system will increase machine up-time by as much as 50% and reduce inventory by almost 40%.


NEW PRODUCTS AND SERVICES
-------------------------

The Company has begun development of a comprehensive business-to-business electronic-commerce service. The Company's Tools4Mfg.Com electronic-commerce world-wide-web site is the cornerstone in its strategy to offer the functionality of all of its proprietary software products to the world wide metal working community. The site is currently under development and is approximately 10 - 15% complete. The Company has not yet begun marketing or advertising any of the anticipated functionality of this site. The time required for completion of the site will depend upon the Company's ability to generate funds for development. The Company expects to fund the development from a combination of internally generated funds and capital contributed by industry partners. Several revenues streams are projected from Tools4Mfg.com. Revenues will be derived from sales commissions on raw materials, component parts, and industrial tooling. The Company also expects to add transaction fees, subscription fees, and online sales of manufacturing software.

During the years ended December 31, 1999 and 1998, the Company has expended $17,000 and $21,000 respectively, for research and development activities. In addition, the Company has expended $114,000 and $112,000 for its capitalized software during the two fiscal years ended 12/31/99 and 12/31/98. There have been no material customer sponsored research activities or expenditures.

The Company anticipates that electronic-commerce, primarily the Tools4Mfg.Com web site, will expand revenues significantly in the markets of electronic-commerce, extranets, and supply chain management. This primary electronic-commerce revenue generating activity will sell tangible consumable industrial products while providing the related electronic-transaction software. Tools4Mfg.Com will be an intelligent, Internet-based purchasing system for use by manufacturing firms involved in producing, processing, or purchasing custom fabricated and machined products. The target market of Tools4Mfg.Com is the smaller manufacturer, which represents 75% of American manufacturers. These smaller manufacturers typically have not been able to implement the expensive and labor intensive supply chain enterprise systems used by firms like the big three automotive companies, and will therefore benefit most from this type of electronic-commerce program. The Company will be positioned as an electronic middleman fulfilling orders for component parts manufacturers.

The Company does not require governmental approval for any of its activities and has incurred no cost or expense with respect to compliance with federal, state and local environmental laws. Some of the Company's customers may incur expenses for environmental compliance, but there has been no effect of any such compliance on the Company. No single supplier or customer has a material effect in the Company's operations.


TRADITIONAL METAL WORKING MANUFACTURERS AS THE COMPANY'S SOFTWARE MARKET
------------------------------------------------------------------------

Domestic manufacturers are estimated to conduct approximately $3.8 trillion in annual business and these manufacturers employ 17 million people. According to the National Institute of Standards (NIST), 75% of manufacturers employee 50 people or less. OnCourse subsidiaries individually have up to 19 years providing that market with easy-to-use-and-maintain software to make job shops more efficient.


CURRENT ENVIRONMENT IN THE COMPANY'S SOFTWARE MARKET
----------------------------------------------------

A dramatic shift in supply chain management is underway in which manufacturers are looking to electronic-commerce solutions for sourcing and supply. Addressing those trends, the Company is developing an intelligent, Internet-based purchasing system for use by manufacturing firms involved in producing, processing, or purchasing custom fabricated and machined products. The Company will be positioned as an electronic middleman fulfilling orders for component parts manufacturers. This electronic-commerce system will process electronic Requests for Quotes ("RFQ") and Electronic Purchase requisitions for raw materials, component parts, and related tooling products and ultimately be paid with electronic funds transfers. Coupling this trend with use of the Internet as a software delivery and maintenance mechanism will provide new opportunities and a more efficient means for OnCourse to increase its value to customers.


THE COMPANY'S BUSINESS STRATEGY
-------------------------------

The OnCourse strategy is to build a recognized and respected brand name as the leader in providing software and services that make component manufacturers more efficient and profitable. Proven OnCourse products are the base of this strategy and will be built upon to create a broader position. In concert with OnCourse products is an electronic-commerce strategy. OnCourse is creating a business-to-business electronic-commerce site for the metals working industry to purchase products, services, and trade.

OnCourse will use the Internet as a key part of this strategy to deliver software, provide applications while providing a focused trading site to build a loyal customer base. Integrating OnCourse applications with the OnCourse Internet site will lead users to take advantage of the business-to-business electronic-commerce site. Four core internet concepts will be used:

     O  Integrating Applications with OnCourse Portal
     O Internet Applications Delivery using Third-party Application Service Providers ("ASP")
     O  Draw Customers with Content
     O  Value Added Trading Site


RISK FACTORS
------------

Shareholders of the Company should be aware that the ownership of the Company's shares involves certain investment considerations and risk factors, including those described below and elsewhere in this registration statement, which could adversely affect the value of their holdings. Neither the Company nor any other person is authorized to make any representations as to the future market value of the Company's stock.

Any Forward-looking statements contained in this registration document should not be relied upon as predictions of future events. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Investors are hereby notified that such information reflects the opinions of Company management as to the future. Investors should use their own judgment as to the significance of this information to their individual investment decisions.

Investment in the Company's Common Stock must be considered speculative due to a number of risk factors including, but not limited to, the limited history of trading in the Company's Common Stock in any Public Market. See "DESCRIPTION OF SECURITIES."


CONTROL BY THE MANAGEMENT
-------------------------

The Chief Executive Officer and the President of the Company beneficially own approximately 61% of the outstanding common stock of the Company. The remaining directors and other executive officers own approximately 30% of the outstanding common stock of the Company. Accordingly, the Chief Executive Officer and President together, or along with the Board of Directors and other executive officers, will exercise control over the Company, including control over the election of directors, the appointment of officers, and the business policies, investments and future acquisitions, if any, of the Company.


FINANCING
---------

The Company intends to obtain the necessary interim and long-term financing necessary to continue operations, to fund present and future product development, and to maintain the competitive position of its software products in their manufacturing markets. There is no guarantee that the Company will have the financial ability to meet all of those goals. The Company expects to raise additional capital from time to time by private placements of the Company's securities. There can be no assurances that there will be any market for the Company's securities or that sufficient capital can be raised by any such private placements. See "MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS - Liquidity and Capital Resources".


COMPETITION
-----------

The markets for the Company's products are intensely competitive. Many of the Company's present or prospective competitors have or may have substantially greater financial, technical, marketing and sales resources than the Company. There can be no assurance that the Company will be able to compete effectively in the future.


LIMITED PRIOR PUBLIC MARKET AND RESTRICTIONS ON FREE SALE OF STOCK
------------------------------------------------------------------

There is presently a limited public market for the Company's common stock and there can be no assurance that an active market will develop. The prices at which the shares trade will be determined by the market place and could be subject to significant fluctuations in response to many factors, including, among others, variations in the Company's quarterly operating results, changing economic conditions in the industries in which the Company participates, and changes in government regulations. In addition, the general stock market has in recent years experienced significant price fluctuations, often unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, may adversely affect the market price of the Company common stock. See "MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS."


DEPENDENCE ON OPERATING ENVIRONMENTS
------------------------------------

The Company's software is designed for use with computers running in the Microsoft WindowsTM and Windows NTTM operating environments. The successful introduction of new operating systems or significant changes in existing operating systems could adversely affect the Company's operating results.


RAPID TECHNOLOGICAL CHANGE
--------------------------

The market for the Company's products is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements. The introduction of hardware or software products embodying new technologies and the emergence of new standards could have an adverse effect on the Company's present products or any products under development. The Company's future success will depend upon its ability to enhance its present products as well as introduce new products that are responsive to technological developments and end-user requirements and development market appeal. Any failure by the Company to develop new products and enhancements in a timely manner will have an adverse effect on the results of the Company's operations.


MARKET FOR THE COMPANY'S ELECTRONIC-COMMERCE PRODUCTS
-----------------------------------------------------

A market for the Company's electronic-commerce and other business-to-business products may not develop. If a significant market for internet-based electronic-commerce and business-to-business products does not develop, the Company's business may not grow according to the Company's expectations.


COMPETITIVE PRICING PRESSURES MAY INCREASE
------------------------------------------

Competitive pricing pressures might bring about a reduction in the average price of the Company's products, resulting in a decrease in revenues and gross margins. Changes in product mix and other factors might also influence prices. If price reductions occur, the Company's revenues will decline unless it is able to offset these decreases by increasing its sales volumes. In addition, in order to maintain its gross margins, the Company must develop and introduce new products and product enhancements, and it must continue to reduce the development and distribution costs of its products. There is no assurance that the Company will succeed in implementing corrective action if any of these declines occur.


NEW PRODUCTS MAY CONTAIN UNDETECTED HARDWARE AND SOFTWARE ERRORS
----------------------------------------------------------------

New products the Company develops may contain undetected hardware and software errors, which could require significant expenditures of time and money to correct, harm its relationships with existing customers and negatively impact its reputation in the industry. In addition, the Company's products are combined with products from other vendors. If such problems occur, it may be difficult to identify the source of the problem. If such problems should occur, and if the Company is unable to rapidly correct any such problems, there may be consequences such as:

   O   Delay or loss of market acceptance of the Company's products
   O   Significant warranty or other liability claims
   O   Diversion of  engineering and  other resources  from product  development efforts
   O   Significant customer relations problems
   O   Loss of credibility in the market
   O   Inability to sell its products until any errors are corrected


QUARTERLY FLUCTUATIONS
----------------------

The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future. Factors that may affect quarterly results include the following:

   O The overall strength of the economy, timing, size and terms of customer orders
   O   Changes in customer buying patterns
   O Uncertainties associated with the introduction of any new product or product enhancement
   O The timing of the announcement and introduction of new products by the Company or its competitors
   O The mix of products sold and the mix of distribution channels through which products are sold
   O Deferrals of customer orders in anticipation of new products, services or product enhancement introduced by the Company or its competitors
   O Technological developments affecting the electronic-commerce, business-to-business, and manufacturing software markets


MANAGEMENT OF FUTURE ACQUISITIONS AND GROWTH
--------------------------------------------

The Company has embarked upon an ambitious growth plan including the acquisition of one or more businesses and the accumulation of capital to finance existing and acquired businesses. It will be necessary for the Company to attract, hire and maintain new employees at many levels, including senior management in order to achieve and support growth. The Company expects to include the public market for its securities as a basis for the development of key employee incentive compensation, savings, investment and retirement plans. There can be no assurance that the Company will be successful in any of these efforts.


LOSS OF KEY PERSONNEL OR INABILITY TO HIRE ADDITIONAL QUALIFIED PERSONNEL
-------------------------------------------------------------------------

Loss of the services of key management employees or inability to attract and retain qualified personnel or delays in hiring required personnel, particularly programmers and sales personnel, could delay the development and introduction of, and negatively impact the Company's ability to sell its products. In addition to key management personnel, the Company's success depends on its ability to attract and retain highly skilled technical, managerial, marketing and other personnel. Competition for these personnel is intense. In recent years, there has been a strong demand for qualified skilled and unskilled employees in the Wisconsin, Minnesota and Arizona areas, where the Company's main operations are located, and in other areas where it operates. There is a risk that it will be unsuccessful in attracting and retaining the personnel it needs for its business.


RELIANCE ON DISTRIBUTION CHANNEL
--------------------------------

The Company relies on direct sales and independent distributors to sell its products. In 1999, 34% of the Company's total revenues were generated by its independent distributors when excluding sales of subsidiaries that were previously independent distributors. Distributors also represent other products that may either complement or compete directly with those of the Company. Independent choices by distributors concerning which products receive their principal attention, the development of new or enhanced products by competitors, the Company's relative ability to compete effectively with others in time-to-market comparisons and a large number of factors under the control of competitors and independent distributors may adversely effect the Company's future operating results.


YEAR 2000 COMPLIANCE
--------------------

Computers, software and other equipment utilizing microprocessors that use only two digits to identify a year in a date field may be unable to accurately process certain date-based information at or after the year 2000. This is commonly referred to as the "Year 2000 issue". The Company has analyzed the Year 2000 readiness issues related to its business systems and have determined that all systems critical to managing the business are Year 2000 compliant.

As of the date of this Registration Statement, the Company has not experienced any problems with Year 2000 Compliance.


REPORTS TO SECURITY HOLDERS
---------------------------

The Company intends to provide all of its shareholders with an annual report of the Company's operations including comparative audited financial statements for the years ended December 31, 1999 and 1998.

The public may read and copy any materials that the Company has on file with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at
(800) SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's Internet site address is http://www.sec.gov. Prior to the date of this registration, the Company has not
------------------
filed reports with the Securities and Exchange Commission. However, the Company will file such reports following the effectiveness of this registration statement.

The Company's Internet site address is http://www.oncoursetechnologies.com.
                                       -----------------------------------


Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS
-----------------------------------------------------------------------

OVERVIEW
--------

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the financial statements of CAM Solutions, Inc., Cimtronics, Inc. and TekSoft, Inc. and notes, thereto and the other financial information appearing elsewhere in this filing. In addition to historical information, the following discussion and other parts of this filing contain forward-looking information that involves risks and uncertainties. The Company's actual results could differ materially from those anticipated by such forward-looking information due to competitive factors, risks associated with the Company's expansion plans and other factors discussed herein.

Since the Company's incorporation on May 28, 1998, the Company's mission has been to become the collaborative business partner for the metal working industry by providing technology products and services that improve the profitability and
efficiency of metal component manufacturers.   This mission is carried out under
three objectives consisting of: acquiring specific other businesses; developing Internet based, business-to-business electronic-commerce sites for use in the procurement of customer components, raw materials, and tooling for the metalworking industries; and raising capital and maximizing shareholder value. The Company is on course relative to these objectives by executing strategies that focus on a balance of three priorities: growth, profitability and liquidity.

During the six months ended June 30, 2000 and the year ended December 31, 1999, the Company acquired three companies: TekSoft on January 31, 2000; Cimtronics on October 1, 1999; and CAM on January 1, 1999. Each of these acquisitions has moved the Company closer to its goal of becoming a business partner for the
metal working industry.   These acquisitions also helped complement its existing
product offerings as well as broaden the base necessary for implementing its Internet strategy utilizing a business-to-business electronic-commerce site.
The Company also forged an exclusive arrangement to be the U.S. and Canadian distributor and systems integrator for a tool management system offered by one of Europe's largest tooling manufacturers that enables companies to increase machine up-time and reduce inventory.

In addition to the above acquisitions, the Company has devoted significant resources to upgrading its computer-aided-manufacturing and computer-aided-engineering products and developing its business-to-business electronic-commerce
site.   During the six months ended June 30, 2000, the Company invested over 28%
of net sales or $673,000 of net sales in capitalized software and research and development activities combined. This is a significant increase over the approximate 5% and 7% of net sales, respectively, that the Company invested during each of the fiscal years ended December 31, 1999 and 1998 and the 5% for the six months ended June 30, 1999. The percentage increase can be largely attributed to the $619,000 investment level in research and development and capitalized software by TekSoft since it was acquired on January 31, 2000.

The significant acquisition and product development activity during the six months ended June 30, 2000 and the year ended December 31, 1999 helps to explain the change in the results of operations when comparing the six months ended June 30, 2000 and 1999 and the years ended December 31, 1999 and 1998.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2000 AND 1999

During the six months ended June 30, 2000, the Company continued to focus on growth and profitability. The two acquisitions made on September 30, 1999 (Cimtronics) and January 31, 2000 (TekSoft) helped increase net sales by $1,249,000 to $2,383,000 for the six months ended June 30, 2000 from $1,134,000 for the same period in 1999. The Company's deferred revenue of $1,552,000 as of June 30, 2000 reflects an increase of $596,000 over the deferred revenues of $956,000 for OnCourse as of December 31, 1999 due to the inclusion of TekSoft effective February 1, 2000.

Cost of goods sold was $810,000 for the six months ended June 30, 2000 as
compared to the $231,000 for the six months ended June 30, 1999.   The increase
is attributed to the Cimtronics acquisition on October 1, 1999 and the TekSoft acquisition on January 31, 2000.

Selling expenses increased to $1,218,000 for the six months ended June 30, 2000 as compared to the $512,000 for the six months ended June 30, 1999. The increase is largely related to the additional selling expenses for the Cimtronics and TekSoft businesses acquired as well as increased sales and selling expenses for Micro and CAM subsidiaries.

Research and development expense was $104,000 and $9,000 for the six months ended June 30, 2000 and 1999, respectively. The increase is attributed to the research and development activities of TekSoft.

General and administrative expense increased to $1,411,000 for the six months ended June 30, 2000 compared to the $394,000 for the six months ended June 30, 1999. The largest contributing factor for this increase was the $582,000 of goodwill amortization for the six months ended June 30, 2000 compared to the $2,000 for 1999. The increase in goodwill is related to the Cimtronics and TekSoft acquisitions. The remaining increase can be attributed to the expenses of the Cimtronics and TekSoft businesses acquired.

Operating expenses, excluding goodwill amortization, were $2,151,000 for the six months ended June 30, 2000 as compared to $913,000 for the six months ended June
30, 1999.    Total operating expenses including goodwill amortization of
$582,000 totaled $2,733,000 for the six months ended June 30, 2000 compared to $915,000 in 1999. This resulted in a pre-tax loss of $1,198,000 for the six months ended June 30, 2000 as compared to the $24,000 loss in 1999.

Net loss after tax benefits were $982,000 and $18,000 for the six months ended June 30, 2000 and 1999, respectively.

The Company's objectives for the current fiscal year 2000 include continuing its development of its CAD/CAE software products and its Internet based business-to-business electronic-commerce web site.

YEARS ENDED DECEMBER 31, 1999 AND 1998

Net sales for the year ended December 31, 1999 were $2,482,000 compared to $1,851,000 in 1998. The Company's increase in revenues can be attributed to revenues generated by the CAM and Cimtronics subsidiaries. The Company's computer-aided-engineering software products and services in 1999 were flat compared to 1998 largely due to the Year 2000 cautiousness that affected potential customer's buying decisions. Despite the Company's products being Y2K compliant, the Company believes that its customers exhausted their capital expenditure budgets because of the significant expenditures made in upgrading their core manufacturing and financial systems to ensure compliance.

Cost of goods sold is mostly comprised of purchased software and material purchases, freight and amortization of capitalized software. Cost of goods sold
for 1999 was $636,000 compared to $419,000 in 1998.   Cost of goods sold as a
percentage of net sales increased to 25.6% in 1999 from 22.6% in 1998. The increase is largely attributed to the impact that the distributor-based sales (higher cost of goods sold percentage of net sales) generated by the 1999 acquisitions had relative to the proprietary software sales only in 1998. Also contributing to the increase was a $31,000 (1.2% of net sales) write-off of the remaining unamortized capitalized software from 1995 capitalized costs.

Gross profit of $1,847,000 in 1999 increased 28.9% over the $1,433,000 in 1998.
Gross profit as a percentage of net sales was 74.4% in 1999 compared to 77.4% in 1998. The gross profit dollars increase can be attributed to higher sales due to the addition of the CAM and Cimtronics subsidiaries. However, the higher cost of goods sold content of the added distributor-based sales in 1999 caused gross profit as a percentage of net sales to decrease.

Selling expenses increased to $1,110,000 for the year ended December 31, 1999 as compared to the $735,000 for the year ended December 31, 1998. The increase is largely related to the additional selling expenses for the CAM and Cimtronics
businesses acquired in 1999.   In addition, staff was added in 1999 to open an
office in North Carolina, to develop a market for the Company's exclusive distribution agreement of new tool management software, and to expand the customer support function. These positions, which were mostly related to sales or sales support activities, caused selling expenses to increase to 44.7% of net sales in 1999 from 39.7% of net sales in 1998. These added costs are expected to decline as a percentage of net sales if these investments generate the sales increases as expected.

Research and development expense declined slightly to $17,000 in 1999 from $21,000 in 1998.

General and administrative expense increased to $954,000 for the year ended December 31, 1999 as compared to the $669,000 for the year ended December 31, 1998. The largest contributing factor for this increase was the expenses of the CAM and Cimtronics businesses acquired. The Company had $26,000 of goodwill
amortization in 1999 resulting from the two acquisitions in 1999.   There was no
goodwill amortization in 1998.

The Company generated a loss from operations of $234,000 in 1999 compared to operating income of $8,000 in 1998. The loss is mostly attributed to goodwill amortization and professional fees related to the Company's acquisitions and staff additions described above coupled with the lower than expected sales volumes in the fourth quarter of 1999 due to the Y2K issue.

Interest expense for 1999 totaled $31,000 compared to $17,000 in 1998. The Company incurred higher interest expense in 1999 due to the financing of the higher sales volume and staffing additions made in 1999.

The Company's provision for income taxes in 1999 was a $95,000 tax benefit compared to a $69,000 tax provision in 1998.

Net loss was $170,000 in 1999 compared to a net loss of $79,000 in 1998 or 6.9% and 4.2% of net sales, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position as of June 30, 2000 was approximately $156,000 as compared to $44,000 as of June 30, 1999. During the six months ended June 30, 2000, net cash provided by operating activities was $384,000 versus $129,000 for the six months ended June 30, 1999.

The Company's working capital as of June 30, 2000 was a negative $651,000 as compared to the negative working capital of $393,000 as of December 31, 1999. The increase in the negative working capital as of June 30, 2000 over December 31, 1999 is largely attributed to increased deferred revenues, and improved cash collections on accounts receivables and increases in short-term lines of credit that were used to finance the investment of $737,000 in capitalized software and fixed assets.

Subsequent to June 30, 2000 the Company consolidated its bank debt by replacing the Company's lines of credit and substantially all of the existing bank term debt. The new debt facility consists of a $400,000 term loan due on October 1, 2005 and a $1,100,000 three-year revolving line of credit agreement due October 9, 2003. The revolving line of credit is limited to a borrowing base calculated as a specified percentage of qualifying accounts receivable, property, plant and equipment and net capitalized software. The interest rate for the term loan and revolving line of credit is 9.25% and prime (9.5% at June 30, 2000), respectively. The monthly term debt payment of $6,500 is based on a seven-year amortization schedule. The three-year revolving line of credit agreement as well as the term loan will be classified as long-term debt. The debt facility will be secured by all assets of the Company and its subsidiaries. The term loan payments due for the next twelve months will be classified as current.

The new debt facility significantly improves the working capital position of the
Company.    While the Company will still have negative working capital given the
$1,552,000 of deferred revenues as of June 30, 2000, the new debt facility replaces the short-term lines of credit totaling $363,000 as of June 30, 2000. It also replaces the $310,000 June 30, 2000 balance of a short-term bank note that is due September 30, 2000 and a $142,000 June 30, 2000 balance of a long-term note payable that is due July 21, 2001. Management believes that the new debt facility will sufficiently support its working capital needs throughout 2001.

In addition to the above mentioned lines of credit and term debt as of June 30, 2000, the Company has several notes payable due to current and former shareholders and employees of the Company and its subsidiaries totaling $182,000 with a current portion of $82,000 as of June 30, 2000. These notes have an interest rate that ranges from 7% to 16.5%. The principal and interest payment structures vary for these notes. Please refer to the accompanying consolidated financial statements and footnotes for details. Management expects to payoff several of these notes with the proceeds from the new debt facility.

Shareholder's Equity increased to $11,108,000 as of June 30, 2000 compared to $476,000 and $45,000 deficit as of December 31, 1999 and December 31, 1998, respectively. The increase in Shareholder's Equity since December 31, 1999 is attributed to the acquisition of TekSoft for $10,755,000, $255,000 in additional proceeds from the sale of common stock and $601,000 of common stock issued for services. Offsetting these increases for the six months ending June 30, 2000 was the $982,000 loss realized for the six months ended June 30, 2000.

In addition, the Company recorded a reduction to retained earnings to reflect the accounting treatment for extending the expiration date of the 1998 warrants from March 31, 2000 to September 30, 2000. The same warrants were further
extended to June 30, 2001 subsequent to June 30, 2000.   Generally accepted
accounting principals required that the warrants be classified as equity and accreted to the estimated redemption value based on the terms of the warrants. At the time of original issuance the warrants were not assigned an initial value or any accretion as their estimated fair market value approximated zero. The extension resulted in a new measurement date and the incremental value of the warrants was accounted for as a dividend to the shareholders. The value of the
remeasured warrants was determined using the Black-Scholes pricing model.   See
"RECENT SALES OF UNREGISTERD SECURITIES".

The Company invested $569,000 in capitalized software for the six months ended June 30, 2000. This compares to the $114,000 and $112,000 for the years ended December 31, 1999 and 1998, respectively. The significant investment during the six months ended June 30, 2000 can be mostly attributed to feature enhancements to the Company's computer-aided-manufacturing software. The Company also made expenditures for plant and equipment and other assets during the six months ended June 30, 2000 of $48,000 and $119,000, respectively, compared to the $81,000 and $0 for the year ended December 31, 1999. The increase in other assets is largely related to license fees for third-party technology used in the Company's CAM software products.

Management believes that cash on hand together with funds available under the exiting and proposed lines of credit and projected cash generated from operations will be sufficient to satisfy its short term 2000 operating requirements in the present mode of operation. In order to meet long-term cash flow requirements and to increase the levels of expenditure relating to product development of its software products and Internet strategy and sales promotion activities, the Company is seeking to raise an aggregate of $5,000,000 through a private placement of shares of the Company's common stock. There can be no assurances that this effort to raise additional working capital will be successful and in the event that the Company is not successful, its ability to aggressively market its family of engineering and manufacturing software products will be limited.

Item 3.  DESCRIPTION OF PROPERTY

All of the operations of the Company are conducted from office space leased from non-related party landlords except as noted for TekSoft. TekSoft leases office space with a related party that is renewable in five-year increments for a period of twenty-five years. TekSoft subleases a significant portion of this related party lease as office space to other tenants. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

The following table sets forth information concerning the operating facilities:

                                  Size In                    Monthly Rent As of
Tenant                          Square Feet   Lease Expires    August 1, 2000
------                          -----------   -------------    --------------
OnCourse Technologies, Inc./       4,672       11/30/2002          $3,238
Micro Estimating Systems, Inc.
3106 South 166th Street
New Berlin, WI 53151

CAM Solutions, Inc.                1,122        1/31/2003            $935
1631 East 79th Street
Suite 134
Bloomington, MN  55425

Cimtronics, Inc.                   1,550        8/31/2004          $2,067
7434 East Stetson Drive
Suite C-165
Scottsdale, AZ  85251

TekSoft, Inc.                      8,800        7/14/2003         $20,570
16121 North 78th Street
Scottsdale, AZ  85260

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of June 30,2000, the authorized capital stock of the Company consists of fifty million (50,000,000) shares of common stock, par value one tenth of a cent ($.001) per share, of which sixteen million seven hundred ninety seven thousand three hundred ninety one (16,797,391) shares are validly issued, fully paid, non-assessable and outstanding and none of which are issued in violation of the preemptive rights of any shareholder.

The Company issued in 1998 four hundred thousand (400,000) Redeemable Common Stock Purchase Warrants entitling each Warrant Holder to purchase on or before June 30, 2001, one (1) share of Company common stock per Purchase Warrant for the sum of one dollar and fifty cents ($1.50). Of the 400,000 warrants issued, 1,046 have been exercised as of June 30, 2000.

During 1999 and the six months ended June 30, 2000, the Company offered and issued on various dates one hundred fifty nine thousand nine hundred thirty nine (159,939) units of the Company's common stock. The units include one share of Company common stock, one Company Class A common stock purchase warrant expiring three years from the unit purchase date and one Company Class B common stock purchase warrant expiring five years from the unit purchase date. All of the 319,878 combined Class A and Class B common stock purchase warrants are outstanding as of June 30, 2000.

In addition, pursuant to acquisition agreements, the Company had reserved three million eight hundred three thousand eight hundred forty six (3,803,846) shares of its voting common stock for issuance to management shareholders if defined revenue and profit goals are attained. Of these shares, 400,000 shares were earned in each of the years ended December 31, 1999 and 1998, after attaining defined revenue goals. No shares have been earned during the six months ended June 30, 2000. The acquisition agreement that the Company has with each of its subsidiaries, TekSoft, Cimtronics, CAM and Micro, contains a change in control provision that causes the Company to issue additional shares of common stock to the former subsidiary shareholders should a change in control occur in the Company or that subsidiary.

The following table sets forth, as of June 30, 2000, the beneficial ownership of the Company's outstanding shares of Common Stock by (i) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (ii) each director of the Company, (iii) each executive officer of the Company; and (iv) all directors and executive officers as a group. All numbers of shares set forth in the table below and elsewhere in this Statement reflect a one-for-two split in the Company's Common Stock effective as of October 31, 1999, the TekSoft, Inc. acquisition as of January 31, 2000, and additional private placement share sales through June 30, 2000.

                                                                                               Amount and
                                                                                               Nature of
     Name of Beneficial                                                                        Beneficial          Percent of
     Owner and Address                        Relationship                                     Ownership             Class
      ----------------                        ------------                                     ---------             -----

Bernard A. Woods, III (1)<F1>      Director, Chairman, Chief Executive Officer,                7,091,823             42.22%
                                     Secretary and Treasurer of OnCourse and Micro               Direct

Charles W. Beyer (1)<F1>           Director and President of OnCourse and Micro                 3,187,350            18.98%
                                                                                                 Direct

Gary L. Fulton (2)<F2>             Director and President of TekSoft                            2,295,991            13.67%
                                                                                                 Direct

Scott R. Fulton (2)<F2>            Vice President of TekSoft                                   1,709,086             10.17%
                                                                                                 Direct

Craig M. Hoffman (1)<F1>           Vice President-Development of Micro                           353,328              2.68%
                                                                                                 Direct

Michael Zaworski (3)<F3>           President of Cimtronics                                       153,846               .92%
                                                                                                 Direct

Kevin L. Bork (4)<F4>              Director, and President, Secretary and                       150,000                .89%
                                     Treasurer of CAM Solutions                                  Direct

William C. Brown (1)<F1>           Chief Financial Officer of OnCourse and Micro                   -                     0%
                                                                                                 Direct

Sky Carver (5)<F5>                 Director of OnCourse and consultant to TekSoft               449,882               2.68%

Total Presented Above              Officers and Directors as a Group (9 persons)               15,391,306            91.63%
                                                                                                 Direct

Total Shares Outstanding                                                                       16,797,391           100.00%
                                                                                                 Direct

The address for each individual set forth above is noted below:

  (1)<F1> OnCourse Technologies, Inc. and Micro Estimating Systems, Inc., 3106 S. 166th Street, New Berlin, WI 53151.
  (2)<F2>   TekSoft, Inc., 16121 North 78th Street, Scottsdale, AZ  85260
  (3)<F3>   Cimtronics, Inc., 7434 E. Stetson Dr., Suite C-165, Scottsdale, AZ
            85251
  (4)<F4> Cam Solutions, Inc., 1621 E. 79th Street, Suite 134, Bloomington, MN 55425
  (5)<F5>   220 Daisy Lane, Soldotna, AK  99669

Item 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

The Board of Directors of the Company currently consists of five members. The current members of the Board of Directors and the executive officers of the Company are:

                       Position(s) Held                      Director    Term
Name                   with the Company              Age      Since    Expires
----                   ----------------              ---      -----    -------
Bernard A. Woods, III  Chairman, Director,
                       Chief Executive Officer
                       and Secretary/Treasurer of
                       OnCourse and Micro             45       1999      2000

Charles W. Beyer       Director and President of
                       OnCourse and Micro             48       1999      2000

Kevin L. Bork          Director of OnCourse, and
                       President of CAM Solutions     40       1999      2000

Craig M. Hoffman       Vice President of Micro        33        -         -

Michael Zaworski       President of Cimtronics        57        -         -

Gary L. Fulton         Director of OnCourse, and
                       President of TekSoft           49       2000      2000

Scott R. Fulton        Vice President of TekSoft      42        -         -

Sky Carver             Director of OnCourse, and
                       Consultant to TekSoft          44       2000      2000

William C. Brown       Chief Financial Officer of
                       OnCourse and Micro             41        -         -

All Directors' terms of office extend until the annual meeting of the Company's shareholders following their election and until successors are elected and qualified. Executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. The only family relationship between any of the Directors and executive officers is that the Messrs. Fulton are brothers, and there are no agreements or understandings pursuant to which any Director or executive officer is elected.

The following is a brief description of the business experience of the directors and executive officers of the Company:

     BERNARD A. WOODS, III
     ---------------------

     CEO of OnCourse and  Micro:  45 years old.   An entrepreneur motivated by
     bottom line results.  Twenty-nine years of experience involving operations,
     management and ownership of business.  Hands-on  management   style  with
     organizational  problem   solving expertise.   Strong ability  to perceive,
     recognize and  enhance  the intangible  assets  of  an  organization  such
     as  employee   morale, organizational integrity and corporate culture.   In
     1988, purchased Micro from its founder. From 1981 to 1994 Owner and officer of a precision machine shop located in Pennsylvania.


     CHARLES W. BEYER
     -----------------

     President of  OnCourse and  Micro:   48 years  old.  Marketing and Sales
     executive, equally facile in operations, corporate management, the
     gathering  and  utilization of  human  and  financial resources.   Career
     Track:   Engaged  as  General  Sales  Manager  in September 1989; promoted to V.P., General  Manager 1990, acquired  30 percent  Ownership  interest
     1992;  promoted   to  President   1997.  Multiplied revenues during 7 years
     by a factor of 10. Played a major role in transforming Micro from relative obscurity in 1989 to its present status as an industry leader and the standard of its market. From 1981 - 1989 employed as sales and service manager for midsize manufacturing firms.


     GARY L. FULTON
     --------------

     President of TekSoft, Inc.: 49 years old. Founded TekSoft, Inc. in 1982. Provides strategic direction regarding all business aspects of the company including, system design, marketing, sales and administrative functions. Prior to founding TekSoft, he was system manager of a large southwestern manufacturer where he reorganized a computer manufacturing facility around the CAD/CAM system and developed programming systems and post processing for NC equipment.


     SCOTT R. FULTON
     ---------------

     Vice President of TekSoft,  Inc.:  42 years old.   As one of  TekSoft's
     founders, he has devoted 19 years to developing CAD/CAM software. Scott has an Associates degree in Programming and has spent his entire career at TekSoft. Scott has held positions as post processor writer, applications programmer, product manager and head of Research and
     Development.   Scott  is  currently  a  senior programmer, systems analyst and product strategist.


     SKY CARVER
     -----------

     Consultant  to  TekSoft, Private  Investor,  Director  of OnCourse: 44
     years  old.   An  investor  with 20  years  of  business experience
     managing operations and strategic planning for privately owned businesses. Current focus is on increasing shareholder value in private investments. Prior experience includes President of a transportation company with 200 employees and $7.5 million in sales. In 1985 he purchased a waste management company and led an expansion that tripled its operating revenue and increased its value seven fold. His other interests include developing businesses in the medical field. His expertise is finding value in small companies with potential for large shareholder returns.


     KEVIN  L.  BORK
     ---------------

     President of Cam Solutions: 40 years old. Entrepreneur Self-employed. Built Cam Solutions from start-up to $600,000 in sales with no outside capital. Has extensive industry knowledge specializing in CAD/CAM, DNC, networks and manufacturing software. CAM Solutions performs installation and training of manufacturing software and related hardware. His focus during and prior to the last five years has been growing CAM Solutions.


     CRAIG M. HOFFMANN
     -----------------

     VP - Product Development of Micro: 33 years old. Has the longest employment with the Company starting in 1986. Managed software development for the former owner and continues to do so. Has extensive expertise in
     manufacturing   software  systems   design, Microsoft DOS, Windows, NT and
     networking environments. Plays a major role in conceiving, planning and developing new products. Manages the programming, custom support and training staff along with the internal office information technology
     systems.   Manages Internet web servers and web related customer support systems.


     MICHAEL  ZAWORSKI
     ------------------

     President of Cimtronics: 57 years old. Entrepreneur Self-employed. Built Cimtronics from start-up to $900,000 in sales with no outside capital. Has extensive industry knowledge specializing in CAD/CAM, DNC, networks and manufacturing software. His focus during and prior to the last five years has been growing Cimtronics.


     WILLIAM C. BROWN, CPA
     ---------------------

     Chief Financial  Officer of OnCourse and  Micro since February 2000:
     41 years old.   Comes to the Company with  strong financial, systems  and
     multi-facility operations experience with a variety of manufacturing industries. Some of his previous employers include Kohler Company and Arthur Young & Company. Over the last five years, he was a controller of Howard Johnson's Enterprises, Inc., a $32 million formulator of lawn and garden and ice melter products distributed throughout the U.S.,
     and  most  recently,  the   Chief Financial Officer  of  a  $25  million
     precision metal turning and assembly company. Manages all financial, treasury, risk and benefits administration for the company including the subsidiaries' financial systems and activities.


BOARD COMMITTEES
----------------

The Board of Directors presently has no standing committees. The Board acts as a whole on all matters coming before it.

COMPENSATION OF DIRECTORS
-------------------------

The Company presently does not compensate its Board of Directors for any services provided as a director.

Mr. Sky  Carver, Director,  has a  consulting  agreement for  business  advisory services to TekSoft that was entered into prior to the Company acquiring TekSoft. The agreement, which became effective on December 1, 1999 and expires December 1, 2004, pays $4,167 per month for these services.

ITEM 6.   EXECUTIVE COMPENSATION
          ----------------------

The following table sets forth information concerning the paid or granted compensation to the Chief Executive Officer and President of the Company as well as other executive officers of the Company and its subsidiaries whose annual pay equals or exceeds $100,000. There are no other executive officers of the Company or its subsidiaries that had an aggregate salary and bonus that will or have exceeded $100,000 in fiscal years ended December 31, 2000, 1999 and 1998.

                           SUMMARY COMPENSATION TABLE

                                                                             Annual           Other Annual          Employee
Name and Principal Position                                    Year          Salary           Compensation     Contracts (2)<F7>
---------------------------                                    ----          ------           ------------     -----------------
Bernard W. Woods, III                                          2000          $55,640             (1)<F6>              No
Director, Chairman, CEO and Secretary Treasurer                1999           56,040
of OnCourse and Micro                                          1998           20,000

Charles W. Beyer                                               2000         $100,215             (1)<F6>              No
Director and President of OnCourse and Micro                   1999          100,551
                                                               1998           91,940

Gary L. Fulton                                                 2000         $125,000                                  Yes
Director and President of TekSoft

Scott R. Fulton                                                2000         $100,000                                  Yes
Vice President of TekSoft

Michael Zaworski                                               2000         $100,000                                  Yes
President of Cimtronics, Inc.                                  1999          100,000

     (1)<F6> In addition to their salaries from Micro Estimating Systems, Inc., Bernard A. Woods, III and Charles W. Beyer each have a $7,000 annual automobile allowance. Neither the Company nor its subsidiaries has any pension, profit sharing or bonus plan.

     (2)<F7>   In addition  to  the above  executive  officers, Kevin  L.  Bork,
               President  of  CAM  Solutions,  Inc.,  also  has  an   employment
               contract.

In addition to the foregoing, the Company and subsidiaries may adopt employee stock option or other incentive plans in the future for their key employees.

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
             ----------------------------------------------

Pursuant to an Agreement, the Company may be obligated to issue up to 2 million (2,000,000) shares combined of its voting Common Stock as contingent consideration to Bernard A. Woods, III and Charles W. Beyer should Net Sales increase in any of the five years immediately subsequent to the merger. See Exhibit No. 8(a) "Agreement and Plan of Reorganization dated July 23, 1998 by and among the Company, Micro, Frank G. Wright, Bernard A. Woods, III and Charles
W. Beyer" for details of this agreement. Per the Agreement, Messrs. Woods and Beyer could receive up to an aggregate of four hundred thousand 400,000 (split 70% and 30% respectively) shares of the Company's voting Common Stock in each year. Such contingent stock grants are in accordance with the following schedule: One hundred thousand 100,000 shares if such increase is seven percent (7%) or more but less than ten percent (10%); one hundred fifty thousand 150,000 shares if such increase is ten percent (10%) or more but less than fifteen percent (15%); and two hundred thousand (200,000) shares if such increase is fifteen percent (15%) or more. Messrs. Woods III and Beyer combined have earned 400,000 shares for each of the years ended December 31, 1999 and 1998.

Pursuant to an Agreement, the Company may be obligated to issue up to one hundred fifty thousand 150,000 shares of the Company's voting Common Stock as contingent consideration to Kevin Bork. In the event that CAM Solutions, Inc., has Net Profits in any of the five years immediately subsequent to the merger. Kevin Bork will receive one (1) share of the Company's voting common stock for each two ($2.00) dollar of Net Profits, up to an aggregate of one hundred fifty thousand (150,000) shares. See Exhibit No. 8(b) "Agreement and Plan of Reorganization dated December 30, 1998 by and among the Company, CAM Solutions and Kevin Bork" for details of this agreement.

Pursuant to an Agreement, the Company may be obligated to issue up to one hundred fifty three thousand eight hundred forty six (153,846) shares of the Company's voting Common Stock as contingent consideration to E. Michael Zaworski and Sherri G. Zaworski in the event that certain future annual profit goals are met. See Exhibit No. 8(c) "Agreement and Plan of Reorganization dated September 30, 1999 by and among the Company, Cimtronics, E. Michael Zaworski and Sherri G. Zaworski" for details of this agreement.

Pursuant to an Agreement, the Company may be obligated to issue up to one million five hundred thousand 1,500,000 shares of the Company's voting Common Stock as contingent consideration to former shareholders of TekSoft combined during the next five years if certain revenue growth is achieved from TekSoft's CAM products. See Exhibit No. 8(d) "Agreement and Plan of Reorganization dated January 10, 2000 by and among the Company, TekSoft, and Gary F. Fulton" for details of this agreement.

The Company and its subsidiaries had notes receivables and notes payables outstanding to employees and executive officers during the six months ended June 30, 2000 and the years ended December 31, 1999 and 1998.

One of the Company's subsidiaries, TekSoft, leases office space from a company that is owned by the current President and Vice President of TekSoft along with a former TekSoft employee. The monthly rent amount as of August 1, 2000 is $20,570. However, the actual rent paid has been lower historically due to TekSoft's ability to sublet part of the building space to other tenants. The rent paid in the years ended December 31, 1999 and 1998 total $135,049 and $122,372, respectively.

There are no other related party transactions with the Company.

ITEM 8.   DESCRIPTION OF SECURITIES
          -------------------------

COMMON STOCK
------------

The Company is authorized to issue 50,000,000 shares of Common Stock, $0.001 par value, of which 16,797,391 shares are outstanding as of June 30, 2000. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

As of June 30, 2000, the Company has 398,954 outstanding 1998 Redeemable Common Stock Purchase Warrants entitling the registered owner to purchase on or before June 30, 2001, one (1) share of the Company's Common Stock for $1.50 per share. The 1998 Warrants are subject to redemption by the Company at $.05 per Warrant upon thirty (30) days written notice.

As of June 30, 2000, the Company has 159,939 outstanding Class A Redeemable Common Stock Purchase Warrants and 159,939 Class B Redeemable Common Stock Purchase Warrants. Each Class A Warrant entitles the registered owner to purchase one (1) share of the Company's Common Stock at a price of $2.25 per share during the first thirty-six (36) months following the original date of issue of the Warrant certificate. Each Class B Warrant entitles the registered owner to purchase one (1) share of the Company's Common Stock at a price of $2.25 per share during the first sixty (60) months following the original date of issue of the Warrant certificate. All of the outstanding Class A and Class B Warrants were issued during 1999 and the six months ended June 30, 2000. The exercise price is subject to adjustment upon the occurrence of certain events. The Class A and Class B Warrants are subject to redemption by the Company at $.05 per warrant upon thirty (30) days written notice.

      NEVADA GENERAL CORPORATION LAW ("NGCL").   The terms of Chapter 78 of  the
      ---------------------------------------
NGCL apply to the Company since it is a Nevada corporation. Under certain circumstances, the following selected provisions of the NGCL may delay or make more difficult acquisitions or changes of control of the Company. The Articles and By-laws do not exclude the Company from such provisions of the NGCL. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

      CONTROL SHARE ACQUISITIONS.  Pursuant to Sections 78.378 to 78.3793 of the
      --------------------------
NGCL, an "acquiring person" who acquires a "controlling interest" in an "issuing corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of his or her shares, and the corporation must comply with the demand. For purposes of the above provisions, "acquiring person" means (subject to certain exceptions) any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, a controlling interest in an issuing corporation. "Controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. "Control shares" means those outstanding voting shares of an issuing corporation that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person became an acquiring person. "Issuing corporation" means a corporation that is organized in Nevada, has 200 or more stockholders (at least 100 of whom are stockholders of record and residents of Nevada) and does business in Nevada directly or through an affiliated corporation. The above provisions do not apply if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. As noted above, the Articles and Bylaws do not exclude the Company from the restrictions imposed by such provisions.

      CERTAIN BUSINESS  COMBINATIONS.   Sections 78.411  to 78.444  of the  NGCL
      ------------------------------
restrict the  ability of  a "resident  domestic corporation"  to engage  in  any combination with an "interested stockholder" for three years after the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means a Nevada public corporation that has 200 or more stockholders. "Interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. As noted above, the Articles and Bylaws do not exclude the Company from the restrictions imposed by such provisions.

      RIGHTS  AND  OPTIONS.    Section  78.200  of  the  NGCL  provides  that  a
      --------------------
corporation may create and issue, whether in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options for the purchase of shares of stock of any class of the corporation, to be evidenced by such instrument as is approved by the board of directors. The terms upon which, the time or times, which may be limited or unlimited in duration, at or within which, and the price at which, any such shares may be purchased from the corporation upon the exercise of any such right or option must be fixed and stated in the Articles or in a resolution adopted by the board of directors providing for the creation and issuance of such rights or options, and, in every case, set forth or incorporated by reference in the instrument evidencing the rights or options.

      DIRECTORS' DUTIES.    Section 78.138  of  the NGCL  allows  directors  and
      -----------------
officers, in exercising their respective powers with a view to the interests of the corporation, to consider the interests of the corporation's employees, suppliers, creditors and customers, the economy of the state and the nation, the interests of the community and of society and the long and short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may resist a change or potential change in control if the directors, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of the interests set forth above or if the board has reasonable grounds to believe that, within a reasonable time, the debt created as a result of the change in control would cause the assets of the corporation or any successor to be less than the liabilities or would render the corporation or any successor insolvent or would lead to bankruptcy proceedings.

                                    PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND
          ----------------------------------------------------------------
          RELATED SHAREHOLDER MATTERS
          ---------------------------

The Company's Common Stock, at the time of this filing, is traded only in the environment of the Pink Sheets under the OCTH symbol and has very limited trading volume or activity. The following table sets forth, for the fiscal quarters indicated and available, the high and low bid prices for the Company's Common Stock as reported by the Company's market maker. The quotations reflect inter-dealer prices without retail mark-up, markdown or commission, and may not represent actual transactions. The prices are adjusted for the 1 for 2 reverse stock split effective October 31, 1999. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board immediately upon the effectiveness of this Registration Statement. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

                                                     High           Low
                                                     ----           ----
     Year Ended December 31, 2000
             First Quarter                          $4.50          $4.50
             Second Quarter                          4.00           4.00

     Year Ended December 31, 1999
             July 2, 1999 (First Price Available)   $5.50          $5.50
             Third Quarter                           0.50           0.50
             Fourth Quarter                          4.50           4.50

None of the holders of any shares of Common Stock of the Company are entitled to any registration rights.

The Company has not paid any dividends on its Common Stock and intends to retain all earnings for use in its operations and to finance the development and the expansion of its business. It does not anticipate paying any dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the Company's operation and financial condition, among other factors.

As of June 30, 2000, there were approximately 500 holders of record of the Company's common stock.

ITEM 2.     LEGAL PROCEEDINGS
            -----------------

Neither the Company nor any of its subsidiaries are involved in any legal proceedings the resolution of which would have a material adverse effect on the business or financial condition of the Company.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT
            --------------------------------------------

The Company has not changed its independent auditor within the Company's last two fiscal years or has not experienced disagreements on any matter of accounting principles or procedures or financial statement disclosures within the Company's last two fiscal years.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES
            ---------------------------------------

The Company was organized on May 28, 1998 to develop Internet-based, business-to-business electronic-commerce sites for use in the procurement of raw materials and tooling for the metal working industries, to acquire specific other businesses, and to raise capital. At inception, the Company was a wholly-owned subsidiary of Innovation International, Inc. (Innovation). On June 12, 1998, Innovation authorized the Company to distribute 800,000 common shares of the Company and 400,000 Redeemable Common Stock Purchase Warrants ("Spin-off Shares") pro-rata to the more than 400 individual shareholders of Innovation as a dividend-in-kind; and as a result of this distribution, the Company became separate from and was no longer a subsidiary of Innovation.

There was no consideration paid in cash or otherwise by Innovation shareholders for either the Common Stock or the Warrants. There was no underwriter, and no commissions or fees that were paid. The securities were issued without registration under the Securities Act of 1933 (the "1933 Act") pursuant to rulings and No-Action letters promulgated by the Securities and Exchange Commission ("SEC") relating to a "spin-off" transaction. Subsequent to June 30, 2000, the Warrants, which were to expire September 30, 2000, were extended until June 30, 2001. As of June 30, 2000, 1,046 of the warrants have been exercised for total consideration of $1,569.

On July 31, 1998, the Company issued 9,866,500 shares of Common Stock to holders of 100% of the common stock of Micro. The former Micro shareholders, Messrs. Woods III and Beyer, also have the right to receive an additional 2,000,000 combined (split 70% and 30% respectively) shares of Common Stock if Net Sales should increase in any of five years immediately subsequent to the merger by slated percentages. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS". See Exhibit No. 8(a) "Agreement and Plan of Reorganization dated July 23, 1998 by and among the Company, Micro, Frank G. Wright, Bernard A. Woods, III and Charles
W. Beyer" for details of this agreement.

On January 1, 1999 the company issued 150,000 shares of Common Stock in exchange for all of the stock of CAM. Mr. Bork has the right to receive up to an additional 150,000 shares of Common Stock on the basis of one share for each $2.00 increase in CAM's Net Profits in any of the five years immediately subsequent to the merger. See "CERTAIN REALTIONSHIPS AND TRANSACTIONS." See Exhibit No. 8(b) "Agreement and Plan of Reorganization dated December 30, 1998 by and among the Company, CAM Solutions and Kevin Bork" for details of this agreement.

On October 1, 1999, the Company issued 153,846 shares of Common Stock to Michael Zaworski and Sherri G. Zaworski in exchange for all of the stock of Cimtronics. Michael and Sherri G. Zaworski have contingent rights to receive an additional 153,846 in the future if certain annual profit goals are met. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS". See Exhibit No. 8(c) "Agreement and Plan of Reorganization dated September 30, 1999 by and among the Company, Cimtronics, E. Michael Zaworski and Sherri G. Zaworski" for details of this agreement.

On January 31, 2000, the Company acquired all of the stock of TekSoft, Inc., in exchange for 4,500,060 shares of Company common stock plus the contingent right to receive 1,500,000 additional shares during the next five years if certain revenue growth is achieved from TekSoft's CAM products. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS". See Exhibit No. 8(c) "Agreement and Plan of Reorganization dated January 10, 2000 by and among the Company, TekSoft, and Gary F. Fulton" for details of this agreement.

The securities issued in the above four transactions were not registered under the 1933 Act, exemption being claimed for each case pursuant to Section 4(2) thereof or Regulation D promulgated by the SEC.

During 1999 and through June 30, 2000 the Company offered and issued on various dates Units at a price of $2.00 per unit. The units include one share of Company common stock and one Company Class A common stock purchase warrant expiring three years from the unit purchase date and one Company Class B common stock purchase warrant expiring five years from the unit purchase date. Approximately 160,000 units were issued and sold in a private placement to selected individuals deemed financially capable of making the investment. The shares were issued without registration under 1933 Act pursuant to the provisions of Section 505 of Regulation D promulgated by the SEC and appropriate filings with regulatory agencies of the states where the shares were offered.

In  May  2000,  the  Company  entered  into  a  twelve-month  contract  with   a
professional services firm. The Company issued 300,000 shares of common stock for these services at a value of $2.00 per share.

Except for the Spin-off Shares, all of the share certificates issued in the above-described transactions carry restrictive legends and are subject to stop transfer orders. Generally, securities issued without registration under the 1933 Act are restricted and therefore subject to limitations on the ability of the holder to resell. Restricted shares may be sold only upon registration under the 1933 Act, pursuant to the provisions of Rule 144 or under some other exemption.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS
            -----------------------------------------

The Articles of the Company waive the personal liability of a director or officer for damages for breach of fiduciary duty except for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of distributions in violation of Section 78.300 of the NGCL, which concerns the unlawful payment of distributions to stockholders.

While the Articles provide directors and officers with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, the Articles will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director or officer's breach of his or her duty of care.

The Bylaws provide for indemnification of the directors and officers of the Company to the fullest extent permitted by applicable state law, as then in effect. The indemnification rights conferred by the Bylaws are not exclusive of any other right to which a person seeking indemnification may otherwise be entitled. The Company will also provide liability insurance for the directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers and will enter into an indemnification agreement with each of its directors. Under its form of indemnification agreement, the Company agrees to indemnify its directors against all expenses, liability or losses incurred by the directors in their capacity as such: (i) to the fullest extent permitted by applicable law; (ii) as provided in the Bylaws as in effect on the date of such agreement; and (iii) in the event the Company does not maintain the aforementioned insurance or comparable coverage, to the full extent provided in the applicable policies as in effect on the date of such agreement (the Company's obligations described in (ii) and
(iii) being subject to certain exceptions). Contractual rights under such indemnification agreements are believed to provide the directors more protection than the Bylaws, which are subject to change. The SEC has taken the position that the provisions discussed in this section do not eliminate the monetary liability of directors or officers under the Federal securities laws.

                                    PART F/S
                                    --------

The following financial statements of the Company are included herein:

                                                                  PAGE NO.
                                                                  --------

ONCOURSE TECHNOLOGIES, INC.                                          F-1
--------------------------

     Report of Independent Public Accountants                        F-2

     Consolidated Balance Sheet                                      F-3

     Consolidated Statements of Operations                           F-5

     Consolidated Statements of Stockholder's Investment             F-6

     Consolidated Statements of Cash Flows                           F-7

     Notes to Consolidated Financial Statements                      F-8



CAM SOLUTIONS, INC.                                                  F-20
------------------

     Report of Independent Public Accountants                        F-21

     Balance Sheet                                                   F-22

     Statements of Operations                                        F-24

     Statements of Stockholder's Investment                          F-25

     Statements of Cash Flows                                        F-26

     Notes to Financial Statements                                   F-27


CIMTRONICS, INC.                                                     F-29
---------------

     Report of Independent Public Accountants                        F-30

     Balance Sheet                                                   F-31

     Statements of Operations                                        F-33

     Statements of Stockholder's Investment                          F-34

     Statements of Cash Flows                                        F-35

     Notes to Financial Statements                                   F-36


TEKSOFT, INC.                                                        F-38
------------

     Report of Independent Public Accountants                        F-39

     Balance Sheet                                                   F-40

     Statements of Operations                                        F-42

     Statements of Stockholder's Investment                          F-43

     Statements of Cash Flows                                        F-44

     Notes to Financial Statements                                   F-45

F-1

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2000 (UNAUDITED), AND DECEMBER 31, 1999 AND 1998
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

F-2

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of OnCourse Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of OnCourse Technologies, Inc. (a Nevada Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OnCourse Technologies, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
July 24, 2000

F-3

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
As of June 30, 2000 (Unaudited), December 31, 1999 and 1998

                                                                                                   December 31,
                                                                       June 30,           ------------------------------
                Assets                                                   2000                1999                 1998
                ------                                                -----------         ----------           ----------
                                                                      (Unaudited)
Current Assets:
   Cash                                                                 $156,327             $91,684             $20,338
   Accounts Receivable, Less Allowance for Doubtful Accounts
     of $17,200, $11,600 and $7,400, Respectively                      1,115,356             412,260             381,638
   Prepaids and Other Assets                                             589,702              56,307               2,339
   Deferred Income Tax Asset                                             499,842             205,193              78,432
                                                                     -----------          ----------            --------
          Total Current Assets                                         2,361,227             765,444             482,747

Note Receivable from Shareholder                                          43,399              41,738              38,647

Capitalized Software, Less Accumulated Amortization of $962,743,
$501,166 and $342,165, Respectively                                    3,000,634             226,752             271,768

Property and Equipment, at Cost:
   Computer Equipment and Purchased Software                             471,253             257,515             198,554
   Furniture, Fixtures and Vehicles                                      164,673             162,657              87,758
                                                                     -----------          ----------            --------
          Total Property and Equipment                                   635,926             420,172             286,312
   Less- Accumulated Depreciation                                       (287,124)           (226,085)           (181,844)
                                                                     -----------          ----------            --------
          Net Property and Equipment                                     348,802             194,087             104,468

Goodwill, Less Accumulated Amortization of  $607,152,
$25,651 and $0, Respectively                                           9,060,484             597,263                   -

Other Assets                                                             179,174               8,961               7,284
                                                                     -----------          ----------            --------

          Total Assets                                               $14,993,720          $1,834,245            $904,914
                                                                     -----------          ----------            --------
                                                                     -----------          ----------            --------

The accompanying consolidated notes to financial statements are an integral part of these consolidated balance sheets.

F-4

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
As of June 30, 2000 (Unaudited), December 31, 1999 and 1998

                                                                                                   December 31,
                                                                       June 30,           -------------------------------
       Liabilities and Shareholders' Equity (Deficit)                    2000                1999                 1998
       ----------------------------------------------                 -----------         ----------           ----------
                                                                      (Unaudited)
Current Liabilities:
   Lines of Credit                                                      $363,337            $183,425            $245,886
   Current Portion of Long-term Debt                                     327,045              17,200                   -
   Current Portion of Capital Leases                                      14,924               7,100                   -
   Accounts Payable                                                      451,588             331,047             245,374
   Accrued Income Taxes                                                        -              22,699              28,483
   Accrued Commissions                                                    78,163              61,618              63,612
   Accrued Wages and Other Liabilities                                   143,081              63,116              47,003
   Notes Payable to Shareholders and Employees                            82,346              10,000                   -
   Deferred Revenue                                                    1,551,780             461,911             192,173
                                                                     -----------          ----------            --------
          Total Current Liabilities                                    3,012,264           1,158,116             822,531

Notes Payable to Shareholders and Employees, Less Current Portion         99,651                   -                   -
Long-term Debt, Less Current Portion                                     165,106             172,912                   -
Capital Lease Obligations, Less Current Portion                           11,579                   -                   -

Deferred Income Tax Liability                                            597,529              26,796             127,303

Shareholders' Equity (Deficit):
   Common Stock, $0.001 Par Value, 50,000,000 Shares Authorized,
   and 16,797,391, 11,850,156 and 10,306,000 Shares Issued and
   Outstanding, Respectively                                              16,797              11,850              10,306
   Additional Paid-In Capital                                         12,682,875             665,919              26,349
   Warrants                                                            1,522,297           1,864,990                   -
   Retained Deficit                                                   (3,114,378)         (2,066,338)            (81,575)
                                                                     -----------          ----------            --------
          Total Shareholders' Equity (Deficit)                        11,107,591             476,421             (44,920)
                                                                     -----------          ----------            --------
          Total Liabilities and Shareholders' Equity (Deficit)       $14,993,720          $1,834,245            $904,914
                                                                     -----------          ----------            --------
                                                                     -----------          ----------            --------

The accompanying consolidated notes to financial statements are an integral part of these consolidated balance sheets.

F-5

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
For the Six Months Ended June 30, 2000 and 1999 (Unaudited) and Years Ended December 31, 1999 and 1998

                                               Six Months Ended                          Years Ended
                                                   June 30,                              December 31,
                                       -------------------------------         -------------------------------
                                           2000                1999                1999                1998
                                       -----------         -----------         -----------         -----------
                                       (Unaudited)         (Unaudited)

Net Sales                               $2,382,607          $1,133,604          $2,482,475          $1,851,151

Cost of Sales                              810,485             230,655             635,859             418,509
                                        ----------          ----------          ----------          ----------

          Gross Profit                   1,572,122             902,949           1,846,616           1,432,642

Selling Expenses                         1,218,007             512,262           1,109,782             735,006

Research & Development                     104,075               8,500              17,100              21,000

General and Administrative Expenses      1,410,732             393,982             953,981             668,771
                                        ----------          ----------          ----------          ----------

          Operating (Loss) Income       (1,160,692)            (11,795)           (234,247)              7,865

Interest Expense                            44,030              11,915              30,748              17,470
Other Income, Net                           (6,702)                  -                   -                   -
                                        ----------          ----------          ----------          ----------

Loss Before Income Taxes                (1,198,020)            (23,710)           (264,995)             (9,605)

Income Tax Benefit (Provision)             216,334               5,660              94,632             (68,983)
                                        ----------          ----------          ----------          ----------

          Net (Loss)                     $(981,686)           $(18,050)          $(170,363)           $(78,588)
                                        ----------          ----------          ----------          ----------
                                        ----------          ----------          ----------          ----------

Basic and Diluted Loss Per Share            $(0.06)             $(0.01)             $(0.01)             $(0.01)
                                        ----------          ----------          ----------          ----------
                                        ----------          ----------          ----------          ----------

The accompanying consolidated notes to financial statements are an integral part of these consolidated statements.

F-6

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity (Deficit)
For the Six Months Ended June 30, 2000 (Unaudited) and Years Ended December 31, 1999 and 1998

                                                                                                                      Total
                                               Common Stock            Additional                     Retained    Shareholders'
                                         -------------------------      Paid-in                      (Deficit)      (Deficit)
                                          Shares           Amount       Capital        Warrants       Earnings        Equity
                                         --------         --------      --------       --------       --------       --------

Balance, December 31, 1997               9,866,500         $9,867       $162,892     $        -        $14,671       $187,430

Distributions to Shareholders                    -              -              -              -        (13,072)       (13,072)
Termination of S Corporation Status              -              -          4,586              -         (4,586)             -
Issuance of Common Stock                    39,500             39            (39)             -              -              -
Contingent Shares Earned                   400,000            400           (400)             -              -              -
Net Loss                                         -              -              -              -        (78,588)       (78,588)
Offering Costs Incurred                          -              -       (140,690)             -              -       (140,690)
                                        ----------        -------    -----------     ----------    -----------    -----------
Balance, December 31, 1998              10,306,000         10,306         26,349              -        (81,575)       (44,920)

Distribution of Shares in Spin-Off         800,000            800           (800)             -              -              -
Shares Issued for Acquisitions             303,846            304        674,311              -              -        674,615
Issuance of Common Stock                    40,205             40         16,891              -              -         16,931
Issuance of Warrants                             -              -        (51,047)        51,047              -
Warrants Issued as Dividends                     -              -              -      1,814,400     (1,814,400)             -
Exercise of Warrants                           105              -            615           (457)             -            158
Contingent Shares Earned                   400,000            400           (400)             -              -              -
Net Loss                                         -              -              -              -       (170,363)      (170,363)
                                        ----------        -------    -----------     ----------    -----------    -----------
Balance, December 31, 1999              11,850,156         11,850        665,919      1,864,990     (2,066,338)       476,421

Shares Issued for Acquisitions           4,500,060          4,500     10,750,643              -              -     10,755,143
Issuance of Common Stock                   446,234            446        855,854              -              -        856,300
Issuance of Warrants                             -              -       (207,763)       207,763              -              -
Exercise of Warrants                           941              1          4,595         (3,183)             -          1,413
Warrants Issued as Dividends                     -              -        613,627       (547,273)       (66,354)             -
Net Loss                                         -              -              -              -       (981,686)      (981,686)
                                        ----------        -------    -----------     ----------    -----------    -----------
Balance, June 30, 2000 (Unaudited)      16,797,391        $16,797    $12,682,875     $1,522,297    ($3,114,378)   $11,107,591
                                        ----------        -------    -----------     ----------    -----------    -----------
                                        ----------        -------    -----------     ----------    -----------    -----------

The accompanying consolidated notes to financial statements are an integral part of these consolidated statements.

F-7

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2000 and 1999 (Unaudited) and Years Ended December 31, 1999 and 1998

                                                                           Six Months Ended                Years Ended
                                                                               June 30,                    December 31,
                                                                      --------------------------    --------------------------
                                                                          2000           1999           1999           1998
                                                                      -----------    -----------    -----------    -----------
                                                                      (Unaudited)    (Unaudited)
Cash Flows from Operating Activities:
   Net Loss                                                            $(981,686)      $(18,050)     $(170,363)      $(78,588)
       Adjustments to Reconcile Net Loss to Net Cash
         Provided by Operating Activities-
           Depreciation and Amortization                               1,016,385         88,022        233,314        156,001
           Loss on Disposal of Property And Equipment                          -              -              -          1,077
           Deferred Income Taxes, Net                                   (156,780)         4,036        (62,349)        38,300
           Noncash Compensation Expense                                   47,725              -              -              -
           Changes in Current Assets and Liabilities-
               Accounts Receivable                                       (83,745)       134,360        190,676        (66,437)
               Prepaids and Other Current Assets                          98,444          2,942        (42,607)        22,251
               Accounts Payable                                         (146,419)       (84,041)       (23,973)        91,006
               Accrued Liabilities                                        (5,205)       (21,334)       (36,337)         2,548
               Deferred Revenue                                          595,363         22,644             38         15,245
                                                                      ----------       --------      ---------      ---------
                  Net Cash Provided by Operating Activities              384,082        128,579         88,399        181,403

Cash Flows from Investing Activities:
   Capitalized Software Development Costs                               (569,162)       (52,612)      (113,985)      (111,838)
   Purchase of Property and Equipment                                    (48,309)       (11,904)       (81,296)       (11,880)
   Other Assets                                                         (119,204)        (4,232)        (1,677)             -
   Acquisition of CAM Solutions, Inc.                                          -         13,670         13,670              -
   Acquisition of Cimtronics, Inc.                                             -              -         27,648              -
   Acquisition of TekSoft, Inc.                                           65,527              -              -              -
   Proceeds from Sale of Property and Equipment                                -              -              -         17,500
                                                                      ----------       --------      ---------      ---------
                  Net Cash Used in Investing Activities                 (671,148)       (55,078)      (155,640)      (106,218)
                                                                      ----------       --------      ---------      ---------

Cash Flows From Financing Activities:
   Net (Payments) Proceeds on Line of Credit                             160,963          1,000        (62,461)       105,386
   Proceeds from Long Term Debt                                           14,091              -        194,116              -
   Payments on Long Term Debt                                            (23,877)        (3,238)        (4,004)       (24,095)
   Payments on Capital Lease Obligation                                   (7,795)             -         (3,062)             -
   Proceeds from Stock Issuance                                          208,575              -         16,931              -
   Exercise of Warrants                                                    1,413              -            158              -
   (Increase) Decrease in Notes Receivable from Shareholder               (1,661)        (1,546)        (3,091)           769
   Offering Costs Incurred                                                     -        (45,794)             -       (140,690)
   Distributions to Shareholders                                               -              -              -        (13,072)
                                                                      ----------       --------      ---------      ---------
                  Net Cash Provided by (Used in) Financing Activities    351,709        (49,578)       138,587        (71,702)
                                                                      ----------       --------      ---------      ---------

Net Increase in Cash                                                      64,643         23,923         71,346          3,483

Cash, Beginning of Year                                                   91,684         20,338         20,338         16,855
                                                                      ----------       --------      ---------      ---------

Cash, End of Year                                                       $156,327        $44,261        $91,684        $20,338
                                                                      ----------       --------      ---------      ---------
                                                                      ----------       --------      ---------      ---------

The accompanying consolidated notes to financial statements are an integral part of these consolidated statements.

F-8

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Notes to Financial Statements
June 30, 2000 (Unaudited), December 31, 1999 and 1998

(1)   Description of Merger and Acquisitions-
      --------------------------------------

      OnCourse Technologies, Inc. ("OnCourse") was incorporated in Nevada on May 28, 1998 as a subsidiary of Innovation International, Inc. ("Innovation"). On June 12, 1998, Innovation caused OnCourse to distribute Innovation's 800,000 common shares of OnCourse and common stock purchase warrants of OnCourse to Innovation's shareholders as a dividend-in-kind. These shares were subject to a unilateral right of return through June 12, 1999, and not reflected as being issued and outstanding until the expiration of the right of return. Effective June 12, 1998, as a result of that distribution ("spin-off"), OnCourse became separate from and was no longer a subsidiary of Innovation.

      Following completion of the spin-off, OnCourse entered into an agreement with the shareholders of Micro Estimating Systems, Inc. ("Micro") pursuant to which Micro was merged into a newly organized subsidiary, Micro Acquisition Corporation ("Acquisition"), which immediately thereafter changed its name to Micro Estimating Systems, Inc. Consideration for the merger included the issuance of 9,866,500 shares to the former shareholders of Micro plus the potential for an additional 2,000,000 shares if certain sales growth contingencies are met as defined in the agreement. This entire transaction became effective on July 31, 1998.

      Because the acquisition of Micro by OnCourse is treated as a reverse purchase for financial accounting purposes, the historical financial statements prior to July 31, 1998, are those of Micro.

      Acquisitions and Pro Forma Information-
      --------------------------------------

      CAM Solutions, Inc.
      ------------------
            On January 1, 1999, OnCourse entered into an agreement with the shareholder of CAM Solutions, Inc. ("CAM Solutions") pursuant to which CAM Solutions was acquired as a 100% owned subsidiary of OnCourse. Consideration for the acquisition included the issuance of 150,000 shares of OnCourse stock to the former shareholder of CAM Solutions. In addition, the former shareholder of CAM Solutions may receive up to 150,000 additional shares of OnCourse stock over the next five years if net income, as defined per the agreement, increases. The acquisition was accounted for using the purchase method of accounting. The purchase price was approximately $50,000, and resulted in goodwill of approximately $32,000. The goodwill associated with the purchase is being amortized on a straight-line basis over seven years.

            The following unaudited pro forma information presents the results of operations of the Company as if the acquisition of CAM Solutions had taken place on January 1, 1998. The pro forma information includes an adjustment for amortization expense as a result of goodwill. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the period or the future results of the combined operations had the acquisition of CAM taken place.

                                                                 Year Ended
                                                             December 31, 1998
                                                                (Unaudited)
                                                             -----------------

               Net Sales                                         $2,314,264
               Net Loss                                            (100,603)
               Basic and Diluted Loss Per Share                       (0.00)

      Cimtronics, Inc.
      ---------------

            On October 1, 1999, OnCourse entered into an agreement with the shareholder of Cimtronics, Inc. ("Cimtronics") pursuant to which Cimtronics was acquired as a 100% owned subsidiary of OnCourse. Consideration for the acquisition included the issuance of 153,846 shares of OnCourse Stock to the former shareholder of Cimtronics. In addition, the former shareholder of Cimtronics may receive up to 153,846 additional shares of OnCourse Stock over the next five years if net income, as defined per the agreement, increases. The acquisition was accounted for using the purchase method of accounting. The purchase price was approximately $625,000, and resulted in goodwill of approximately $591,000. The goodwill associated with the purchase is being amortized on a straight-line basis over seven years.

            The following unaudited pro forma information presents the results of operations of the Company as if the acquisition of Cimtronics had taken place on January 1, 1998. The pro forma information includes an adjustment for amortization expense as a result of goodwill. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations had the acquisition of Cimtronics taken place.

                                             Year Ended          Year Ended
                                         December 31, 1999   December 31, 1998
                                            (Unaudited)         (Unaudited)
                                         -----------------   -----------------
               Net Sales                    $3,099,480           $2,494,132
               Net Loss                       (137,033)             (49,012)
               Basic and Diluted
                 Loss Per Share                  (0.01)               (0.00)

      TekSoft, Inc.
      -------------

            On January 31, 2000, the Company acquired TekSoft, for approximately 4,500,000 shares of common stock. The former shareholders of TekSoft may receive up to 1,500,000 in additional shares over the next five years if sales, as defined, increases.

            The acquisition was accounted for as a purchase and, accordingly, the accompanying consolidated financial statements include the results of operations of TekSoft subsequent to the acquisition date. The total purchase price of $10,755,000 was allocated to the assets and liabilities of TekSoft based upon their respective fair value, with the remainder allocated to goodwill. The purchase price paid plus the liabilities assumed exceeded the fair value of the tangible assets purchased by $8,957,000, on a preliminary basis. The goodwill associated with the purchase is being amortized on a straight-line basis over 7 years. The preliminary allocation of purchase price was as follows:

               Current Assets                                    $1,052,000
               Capitalized Software                               2,666,000
               Property and Equipment                               168,000
               Other Assets                                          51,000
               Liabilities Assumed                               (2,139,000)
               Goodwill                                           8,957,000
                                                                -----------
                                                                $10,755,000
                                                                -----------
                                                                -----------

            The Company anticipates that additional adjustments will be made to goodwill once the valuation of the in process research and development is completed and if any contingent shares are issued as part of the purchase agreement. The Company anticipates on completing the valuation of the in-process research and development by January 31, 2001.

            The following unaudited pro forma information presents the results of operations of the Company as if the acquisition of TekSoft had taken place on January 1, 1998. The pro forma information includes an adjustment for amortization expense as a result of goodwill. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations had the acquisition of TekSoft taken place.

                           Six Months Ended    Year Ended          Year Ended
                            June 30, 2000   December 31, 1999  December 31, 1998
                             (Unaudited)       (Unaudited)        (Unaudited)
                           ---------------   ---------------    ---------------
Net Sales                     $2,648,082      $5,333,967          $4,685,090
Net Loss                      (1,006,474)     (1,564,040)         (1,584,243)
Basic and Diluted
  Loss Per Share                   $(.06)          $(.10)              $(.11)

            OnCourse and its subsidiaries, Micro, CAM Solutions, Cimtronics and TekSoft are hereafter referred to as the "Company".

(2)   Nature of Operations-
      --------------------

      The Company develops, produces and markets computer-aided design/computer-aided manufacturing ("CAD/CAM") estimating, layout, routing and direct numerical control ("DNC") software for job shops and the machining industry. The principal markets for the Company's software and support services is North America and Europe. For the six months ended June 30, 2000, sales in North America and Europe were approximately 72% and 15% , respectively. For the six months ended June 30, 1999 and the years ended December 31, 1999 and 1998, sales in North America and Europe were 98% and 2%, respectively.

      There were no customers for the six months ended June 30, 2000 and 1999, and the year ended December 31, 1999 that had sales greater than 10% of Company net sales. For the year ended December 31, 1998, approximately 14% of sales were to a single customer.

(3)   Summary of Significant Accounting Policies-
      ------------------------------------------

      (a)   Basis of Presentation-
            ---------------------

            The consolidated financial statements include the accounts of OnCourse and its wholly-owned subsidiaries. All transactions for CAM Solutions and Cimtronics subsequent to the acquisition dates are included in the unaudited June 30, 2000 and audited 1999 consolidated financial statements. All transactions for TekSoft subsequent to the acquisition on January 31, 2000 date are included in the June 30, 2000 unaudited consolidated financial statements. All intercompany transactions and accounts have been eliminated in consolidation.

      (b)   Revenue Recognition-
            -------------------

            Revenue from product sales is recognized upon customer acceptance and delivery of the product provided that no significant contractual obligations remain. Customer acceptance is realized after either the customer pays for the software or upon receiving a document from the customer stating that the product has been accepted by the customer. Included in deferred revenues is approximately $568,000 as of June 30, 2000, respectively, of products which have been delivered and invoiced but for which the Company has not been notified of customer acceptance.

            Revenues also include separate maintenance fees whereby the Company provides ongoing customer support and product upgrades. Such contracts are reflected as deferred revenue and amortized ratably over the term of the maintenance period ranging from 12 to 36 months, which begins after the expiration of the one-year of free support period included with the initial purchase of the software for some of the Company's products.

      (c)   Inventories-
            -----------

            The Company expenses as incurred various materials (compact disks and manuals) and supplies used to produce, package and ship its products. The value of supplies on hand at year-end is not material in relation to the overall financial statements.

      (d)   Software Development Costs-
            --------------------------

            Software development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility of the product is established. From the time technological feasibility is established until the product is released, all software costs are capitalized. Capitalized costs are reported at the lower of unamortized costs or net realizable value. The costs are amortized on the straight-line method over the estimated economic life of the product of three to five years.

            Costs incurred up to technological feasibility are considered research and development costs. These costs are expensed as incurred. Research and development costs were approximately $104,000, $8,500, $17,000 and $21,000 for the six months ended June
            30, 2000 and 1999 and the years ended December 31, 1999 and 1998, respectively.

            Computer software development costs capitalized in the six months ended June 30, 2000 and 1999 and the years ended December 31, 1999 and 1998 were approximately $569,000, $52,600, $114,000 and
            $112,000, respectively. Amortization expense for the six months ended June 30, 2000 and 1999 and the years ended December 31, 1999 and 1998 of approximately $462,000, $61,400, $159,000 and $119,000, respectively, is included in cost of sales in the consolidated statements of operations.

      (e)   Property and Equipment-
            ----------------------

            Property and equipment, which consist primarily of office and computer equipment, is stated at cost and is depreciated over the estimated useful lives of the assets (3 to 7 years) over straight-line and accelerated depreciation methods.

            Maintenance and repair costs are expensed as incurred. Improvements that extend the useful life of the assets are capitalized to plant and equipment accounts and amortized over the remaining useful life.

      (f)   Earnings per Share-
            ------------------

            Basic earnings per share ("EPS") is calculated using net income
            (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional shares that would have been outstanding if the dilutive potential common shares had been issued.

                                                                      Six Months     Six Months            Years Ended
                                                                        Ended          Ended              December 31,
                                                                       June 30,       June 30,     --------------------------
                                                                         2000           1999           1999           1998
                                                                     -----------    -----------    -----------    -----------
                                                                     (Unaudited)    (Unaudited)
            Weighted Average Shares Outstanding-Basic EPS             15,712,131     11,260,012     11,306,104      9,878,796
            Effect of Dilutive Shares--Outstanding Warrants              433,051        272,874        702,678              -
            Effect Of Dilutive Shares--Shares Subject to
              Right-of-Return                                                  -              -              -        612,603
                                                                      ----------     ----------     ----------     ----------
            Weighted Average Shares Outstanding-Dilutive EPS          16,145,182     11,532,886     12,008,782     10,491,399
                                                                      ----------     ----------     ----------     ----------
                                                                      ----------     ----------     ----------     ----------

            For the six months ended June 30, 2000 and 1999 and the year ended December 31, 1999, outstanding warrants for common stock were excluded in the computation of diluted EPS because their inclusion would have had an antidilutive effect on EPS.

            For 1998, the number of shares Micro shareholders received in consideration of the merger was used as the number of shares outstanding at the beginning of the year. The contingent shares of 800,000 were excluded in the computation of diluted EPS because their inclusion would have had an antidilutive effect on EPS.

            At December 31, 1998, the 400,000 outstanding warrants for common stock were excluded from the computation of diluted EPS because their inclusion would have had an antidilutive effect on EPS.

      (g)   Offering Costs-
            --------------

            Costs associated with stock offerings have been recorded as a reduction to shareholders' (deficit) equity as these costs were netted against the proceeds of the stock offering. These costs were netted against the proceeds of the stock offering in the period the costs were incurred. All costs associated with aborted stock offerings have been expensed.

      (h)   Advertising Costs-
            -----------------

            All advertising costs are expensed the first time the advertising takes place. Advertising expenses for the six months ended June 30, 2000 and 1999 and the years ended December 31, 1999 and 1998 were approximately $121,000, $75,000, $123,000 and $223,000, respectively.

      (i)   Other Assets-
            ------------

            Included in Other Assets are licenses for the right to use certain third party software in the Company's products. These licenses range from three to five years and are amortized over the terms of these licenses on a straight-line basis. The Company periodically evaluates the realizability of these assets in relation to the software products that they are used in.

      (j)   Use of Estimates-
            ----------------

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (k)   Reclassification-
            ----------------

            Certain amounts have been reclassified in the 1998 financial statements to be consistent with the 1999 financial statement presentation.

      (l)   Interim Financial Statements-
            ----------------------------

            The results of operations for the six months ended June 30, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year. All information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 is unaudited, but, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position, results of operations and cash flows of the companies.

(4)   Note Receivable from Shareholder-
      --------------------------------

      The note receivable is due from a shareholder of the Company. The note earns interest at 8% and is due on April 15, 2002.

(5)   Goodwill-
      --------

      Amortization of goodwill, consisting of excess of cost over fair value of the assets acquired in the transactions described in Note 1, is being provided utilizing the straight-line method over the estimated useful life of seven years.

      The Company continuously reviews intangible assets to assess recoverability from expected future operations using undiscounted cash flows. Impairment would be recognized in operating results if a permanent diminution in value occurred.

      Goodwill amortization for the six months ended June 30, 2000 and 1999 and the years ended December 31, 1999 and 1998 was approximately $582,000, $2,000, $26,000 and $0, respectively.

(6)   Lines of Credit-
      ---------------

      The Company has two lines of credit with a bank as of June 30, 2000.

      The first line of credit agreement is with a bank, which provides for borrowings up to $225,000. Borrowings under the line of credit bear interest at prime (8.5% at December 31, 1999 and 9.5% at June 30, 2000) plus 1.5%. The maturity date is October 21, 2000. Borrowings are limited to a certain percentage of eligible accounts receivable. The line is secured by essentially all assets of the Company. Borrowings under the line of credit were approximately $183,000, $183,000 and $200,000 as of June 30, 2000 and years ended December 31, 1999 and 1998, respectively.

      Subsequent to December 31, 1999, the Company entered into a second line of credit agreement with the same bank, which provides for borrowings of
      up to $200,000 for one of the Company's subsidiaries.   The maturity date
      is February 4, 2001. Borrowings under the line of credit bear interest at prime (9.5% at June 30, 2000) plus 1.5%. Borrowings are limited to a certain percentage of eligible accounts receivable. The line is secured by essentially all assets of the Company. Borrowings under the line of credit were $180,000 as of June 30, 2000.

      Subsequent to June 30, 2000 the Company consolidated its bank debt by replacing the Company's lines of credit and substantially all of the existing bank term debt. The new debt facility consists of a $400,000 term loan due on October 1, 2005 and a $1,100,000 three-year revolving line of credit agreement due October 9, 2003. The revolving line of credit is limited to a borrowing base calculated as a specified percentage of qualifying accounts receivable, property, plant and equipment and net capitalized software. The interest rate for the term and revolving line of credit is 9.25% and prime (9.5% at June 30, 2000), respectively. The monthly term debt payment of $6,500 is based on a seven-year amortization schedule. The three-year revolving line of credit agreement as well as the term loan will be classified as long-term debt. The debt facility will be secured by all assets of the Company and its subsidiaries.

      The Company also had an additional line of credit at the end of 1998 with a bank that provided for borrowings up to $50,000, to purchase equipment and software. The Company had borrowings under the line of approximately $46,000 as of December 31, 1998. The outstanding liability was paid as of June 30, 1999.

(7)   Notes Payable to Shareholders and Employees-
      -------------------------------------------

      As of June 30, 2000 and December 31, 1999, the Company has a non-interest bearing $10,000 demand note payable to one of its shareholders. The Company is accruing interest expense at 7% per year. Interest has not been paid on this note since its inception. This note is classified as a current liability.

      The Company has several notes payable and loans to the former shareholders and employees of TekSoft. The two former primary shareholders and two other employees loaned money to TekSoft to finance the acquisition of property and equipment. The notes bear an interest rate of 16.5% as of June 30, 2000 and are payable monthly and mature at various dates up to April 2002. These notes are secured by substantially all of the TekSoft's property and equipment. The balance of these notes totaled $140,358 as of June 30, 2000. The current portion of these notes is $40,707 as of June 30, 2000. These notes are classified as long-term liabilities.

      The Company has a note payable to former subsidiary shareholders and current Company shareholders who loaned money to the subsidiary under a line of credit agreement to finance the operations. This loan bears an interest rate of 16.5%, payable monthly. This loan totaled $31,639 at June 30, 2000. This note is classified as a current liability with the interest due annually at December 31, 2000.

(8)   Debt-
      ----

      Long-term debt as of June 30, 2000 and December 31, 1999 consists of the following:

                                                                                                June 30,          December 31,
                                                                                                  2000               1999
                                                                                              -----------         -----------
                                                                                              (Unaudited)
      Note payable to bank, prime (9.5% as June 30, 2000 and 8.5% at December 31, 1999)
      plus 1.0 %, due in monthly installments of $1,911 including interest, through
      July 21, 2001, secured by essentially all assets of the Company and personally
      guaranteed by the President and CEO of OnCourse                                           $142,121            $146,296

      Note payable to bank, prime (9.5% as of June 30, 2000) plus .75%, through
      September 30, 2000, due in monthly installments of $5,912, secured by essentially all assets of the subsidiary and personally guaranteed by the subsidiary's
       former shareholders.                                                                      309,953                   -

      Auto loan, 8.5% interest, due in monthly installments of $458 including interest,
      through November 18, 2004, secured by auto                                                  20,206              22,016

      Auto loan, 8.9% interest, due in monthly installments of $543 including interest,
      through January 1, 2004, secured by auto                                                    19,871              21,800
                                                                                                --------            --------

      Total Long-term Debt                                                                       492,151             190,112

      Less- Current Maturities                                                                  (327,045)            (17,200)
                                                                                                --------            --------

                                                                                                $165,106            $172,912
                                                                                                --------            --------
                                                                                                --------            --------

Approximate principal payments on long-term debt are as follows:

                                            For The Twelve Months Ended:
                                       --------------------------------------
                                       At June 30,            At December 31,
                                       -----------            ---------------
                                       (Unaudited)

      2000                              $      -                  $17,200
      2001                               327,045                   19,400
      2002                                18,791                   21,300
      2003                                20,688                   23,300
      2004                                19,924                   18,900
      Thereafter                         105,703                   90,012

(9)   Lease Commitments-
      -----------------

      The Company leases all of its office and warehouse space under operating leases. One of these leases is with a related party (see note 13) that is renewable in five-year increments for a period of twenty-five years. The Company subleases a significant portion of this related party lease as office space to other tenants. In addition, the Company also leases an automobile and computer equipment. Total rent expense, net of sublease payments, was approximately $97,200 and $ 26,100 for the six months ended June 30, 2000 and 1999, respectively, and $59,100 and $50,300 for the years ended December 31, 1999 and 1998, respectively.

      Property under capital leases is included in property and equipment as follows:

                                              June 30,        December 31,
                                               2000              1999
                                            -----------       -----------
                                            (Unaudited)
      Computer Equipment                      $38,099           $10,162
      Less-Accumulated Amortization            (6,680)           (1,016)
                                              -------           -------
      Net Capital Lease Assets                $31,419            $9,146
                                              -------           -------
                                              -------           -------

      The Company had no assets under capital leases at December 31, 1998.

      Approximate minimum annual rental commitments as of June 30, 2000 and the year ended December 31, 1999 are as follows:

                                                             (Unaudited)                               Audited
                                                            June 30, 2000                         December 31, 1999
                                                     --------------------------             -----------------------------
                                                     Capital           Operating             Capital            Operating
      For Year Ending 12/31:                         Leases              Leases              Leases              Leases
                                                    ---------          ---------            ---------           ---------

      2000                                           $10,700            $166,000              $7,600             $83,300
      2001                                            15,100             333,200                   -              86,200
      2002                                             4,800             329,900                   -              82,900
      2003                                                 -             152,900                   -              29,900
      2004                                                 -              19,000                   -              19,000
      Thereafter                                           -                   -                   -                   -
                                                     -------          ----------              ------            --------
      Total Minimum Lease Payments                   $30,600          $1,001,000               7,600            $301,300
                                                                      ----------                                --------
                                                                      ----------                                --------
      Less Amount Representing Interest-              (4,100)                                   (500)
                                                     -------                                  ------
      Present Value of Minimum Lease Payments
        (at 1/1/00 or Lease Inception)               $26,500                                  $7,100
                                                     -------                                  ------
                                                     -------                                  ------
      Current Portion                                $14,900                                  $7,100
                                                     -------                                  ------
                                                     -------                                  ------

(10)  Warrants-
      --------

      In connection with the issuance of stock during the six months ended June 30, 2000, the Company issued 126,734 Class A stock purchase warrants and 126,734 Class B stock purchase warrants. The warrants were issued with initial estimated values (based on the Black-Scholes valuation model) ranging from $2.85 to $5.19 per Class A Warrant and $3.16 to $5.56 per Class B Warrant. Each warrant represents the right to purchase one share of the Company's common stock at an exercise price of $2.25. The Class A Warrants expire in 2003, three years from the date of issuance. The Class B Warrants expire in 2005, five years from the date of issuance. As of June 30, 2000, all warrants issued during the six months ended June 30, 2000 were outstanding.

      In connection with the issuance of stock during 1999, the Company issued 33,205 Class A stock purchase warrants and 33,205 Class B stock purchase warrants. The warrants were issued with initial values ranging from $1.49 to $5.19 per Class A Warrant and $1.73 to $5.57 per Class B Warrant (based on the Black-Scholes valuation model). Each warrant represents the right to purchase one share of the Company's common stock at an exercise price of $2.25. The Class A Warrants expire in 2002, three years from the date of issuance. The Class B Warrants expire in 2004, five years from the date of issuance. As of June 30, 2000 and December 31, 1999, all warrants issued in 1999 were outstanding.

      In connection with the spin-off of OnCourse by Innovation (Note 1), the Company granted 400,000 common stock purchase warrants to Innovation's shareholders as a dividend in-kind. The warrants originally entitled the holder to purchase, on or before December 31, 1999 one share of Company common stock per warrant at an exercise price of $1.50. On December 23, 1999, the expiration date for these common stock purchase warrants was extended to March 31, 2000. On March 27, 2000, the expiration date was extended a second time to September 30, 2000. Generally accepted accounting principals required that the warrants be classified as equity and accreted to the estimated redemption value based on the terms of the warrants. At the time of original issuance the warrants were not assigned an initial value or any accretion as their estimated fair market value approximated zero. The extension resulted in a new measurement date and the incremental value of the warrants was accounted for as a dividend to the shareholders. The value of the remeasured warrants was determined using the Black-Scholes pricing model. A dividend was recorded for approximately $66,000 and $1,814,000 for the six months ended June 30, 2000 and the year ended December 31, 1999, respectively. During the six months ended June 30, 2000 and the year ended December 31, 1999, 941 and 105, respectively, of the 400,000 warrants were exercised. Subsequent to June 30, 2000, the remaining warrants were extended a third time to June 30, 2001.

      The table below summarizes the transactions related to the Company's warrants to purchase common stock:

                                                               Weighted-
                                                                Average
                                              Number of         Exercise
                                               Warrants          Price
                                               --------         --------

      Balance at December 31, 1997                    -             $   -
         Warrants Issued                        400,000              1.50
                                                -------             -----
      Balance at December 31, 1998              400,000              1.50
         Warrants Sold (Class A and Class B)     66,410              2.25
         Warrants Exercised (1998 Warrants)        (105)             1.50
                                                -------             -----
      Balance at December 31, 1999              466,305              1.61
         Warrants Sold (Class A and Class B)    253,468              2.25
         Warrants Exercised (1998 Warrants)        (941)             1.50
                                                -------             -----
      Balance at June 30, 2000 (Unaudited)      718,832             $1.83
                                                -------             -----
                                                -------             -----

      All warrants are exercisable as of June 30, 2000 and December 31, 1999.

(11)  Reverse Stock Split-
      -------------------

      Effective October 31, 1999, OnCourse exercised a 1-for-2 reverse stock split by amending the Articles of Incorporation of OnCourse so that each two (2) authorized common shares with par value of one-tenth of one cent ($.001) per share of the Corporation be converted into one (1) common share with par value of one-tenth of one cent ($.001) per share. Effective the same date, OnCourse reduced the total authorized shares from 100,000,000 to 50,000,000. This resulted in reducing the shares outstanding as of October 31, 1999 from 22,861,602 shares to 11,430,801 shares. All shares and per share data in the financial statements have been restated to reflect the impact of the split for all periods presented.

(12)  Shareholders' Equity (Deficit)-
      ------------------------------

      Consideration for the CAM Solutions acquisition included the issuance of 150,000 shares to the former shareholder of CAM Solutions. In addition, under the terms specified in the purchase agreement the former shareholder of CAM Solutions may receive up to 150,000 additional shares over the next five years if net income, as defined, increases. There were no shares earned during the six months ended June 30, 2000 or the year ended December 31, 1999 under the purchase agreement net income criteria.

      Consideration for the Cimtronics acquisition included the issuance of 153,846 shares to the former shareholders of Cimtronics. In addition, the former shareholders of Cimtronics may receive up to 153,846 additional shares over the next five years if net income, as defined, increases. There were no shares earned during the six months ended June 30, 2000 or the year ended December 31, 1999 under the purchase agreement net income criteria.

      Consideration in the 1998 reverse triangular merger included the issuance of 9,866,500 shares to the former shareholders of Micro. Accordingly, shares issued and outstanding, all historical weighted average share and per share amounts and activity from prior periods in the consolidated statements of shareholders' equity (deficit) have been retroactively restated. In addition, the former shareholders of Micro may receive up to a total of 2,000,000 additional shares through 2003 if certain targeted net sales increases, as defined, are achieved. The targeted increase in net sales, as defined, was achieved for the years ended December 31, 1999 and 1998, and as a result, an additional 400,000 shares per year have been allocated to the former shareholders of Micro.

      The 800,000 shares of common stock issued to Innovation's shareholders on June 12, 1998 provided for a one-year right-of-return as defined per the merger agreement. These shares were not reflected on the statements of shareholders' equity (deficit) until the right-of-return expired. No shares were returned to the Company during 1999 or 1998.

      In May 2000, the Company entered into a twelve month contract with a professional services firm for consulting services. The Company issued 300,000 shares of common stock for these services at a value of $2.00 per share. The cost associated with this contract is being amortized over the term of the agreement. Approximately $75,000 was amortized during the six months ended June 30, 2000 (unaudited). The balance of $525,000 is reflected as a component of Prepaids and Other Assets on the balance sheet as of June 30, 2000 (unaudited).

      In connection with the termination of the Company's S Corporation status for Federal income tax purposes (Note 15) all retained earnings, as of July 31, 1998, were reclassified as additional paid-in capital.

(13)  Supplemental Disclosure of Cash Flow Information-
      ------------------------------------------------

                                                Six Months Ended                           Years Ended
                                                    June 30,                              December 31,
                                          ----------------------------            ----------------------------
                                            2000                1999                1999                1998
                                          --------            --------            --------            --------
      Approximate Cash Paid for-
          Interest                         $34,700              12,100             $30,700             $20,600
          Income Taxes                       4,500                 400              13,300                   -

      Noncash Transactions-
          Capital Leases                    14,100                   -              10,200                   -
          Compensation Expense              47,725                   -                   -                   -
          Warrants Issued as Dividends      66,354                   -           1,814,400                   -
          Common Stock Issued for
             Services (Note 12)             75,000                   -                   -                   -

14)   Related Party Transactions-
      --------------------------

      Certain owners and employees of the Company have notes and loans with the Company (Note 7).

      A subsidiary's building that the Company occupies and leases is owned and operated by a partnership, consisting of two former principal owners of a subsidiary (and current Company shareholders) and a previous employee of the subsidiary (Note 9).

      The Company also has a consulting agreement with a shareholder to provide expert advice to the Company concerning business strategies. The agreement became effective December 1, 1999 and expires December 1, 2004. The Company pays the shareholder $4,167 per month for these services.

15)   Income Taxes-
      ------------

      Prior to July 31, 1998 the shareholders of Micro had elected to have the Company treated as an "S Corporation" for Federal income tax purposes and a "C Corporation" for state income tax purposes. As an S Corporation, a company's taxable income or loss is includable in the individual tax returns of its shareholders and as a C Corporation, the tax liability is the responsibility of the Corporation. Accordingly, prior to July 31, 1998, the financial statements only include a provision and liability for current and deferred state income taxes and do not include any provision or liability for current or deferred Federal income taxes related to Micro.

      Effective August 1, 1998, the Company became subject to Federal and state income taxes as a C Corporation and is required to account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." In connection with this change in the Company's tax status, SFAS 109 requires the Company to record deferred income taxes on the balance sheet for all book and tax differences existing on the date of change to C Corporation status. The related effect of recording basis differences is charged or credited to current earnings. The change in tax status resulted in recognition of a net deferred income tax liability and a corresponding charge to net income of approximately $76,000 in 1998.

      The provision for income taxes for the six months ended June 30, 2000 and 1999, and the years ended December 31, 1999 and 1998 consists of:

                                                Six Months Ended                           Years Ended
                                                    June 30,                              December 31,
                                          ----------------------------            ----------------------------
                                            2000                1999                1999                1998
                                          --------            --------            --------            --------
                                         (Unaudited)         (Unaudited)

      Current-
          Federal                        $(455,248)            $(9,005)           $(71,700)            $(3,615)
          State                            (59,901)             (1,263)            (16,200)               (384)
                                         ---------             -------            --------             -------
              Total Current               (515,149)            (10,268)            (87,900)             (3,999)

      Deferred Income Taxes                298,815               4,608              (6,732)             72,982
                                         ---------             -------            --------             -------
              Total Income Tax
                (Benefit) Provision      $(216,334)            $(5,660)           $(94,632)            $68,983
                                         ---------             -------            --------             -------
                                         ---------             -------            --------             -------

      A reconciliation of the statutory Federal income tax rate to the consolidated effective income tax rate is as follows:

                                                Six Months Ended                           Years Ended
                                                    June 30,                              December 31,
                                           ---------------------------            ----------------------------
                                            2000                1999                1999                1998
                                          --------            --------            --------            --------
                                         (Unaudited)         (Unaudited)

      Statutory Federal Income Tax Rate      (35)%               (35)%               (35)%               (35)%
      State Income Taxes, Net of Federal
        Income Tax Benefit                    (5)                 (5)                 (6)                 (4)
      Goodwill Amortization                   18                   9                   4                   -
      Other                                    4                   7                   1                 757
                                             ----                ----                ----               ----
      Effective Income Tax Rate              (18)%               (24)%               (36)%               718%
                                             ----                ----                ----               ----
                                             ----                ----                ----               ----

      The significantly high effective tax rate for the year ended December 31, 1998 is due to the deferred tax impact from the Company converting from an S Corporation to a C Corporation.

      Temporary differences that give rise to the deferred income tax asset and liability at June 30, 2000 and December 31, 1999 and 1998 are as follows:

                                                                                          December 31,
                                                              June 30,          -------------------------------
                                                                2000                1999                1998
                                                            -----------         -----------         -----------
                                                            (Unaudited)

      Deferred Revenue                                        $367,687            $200,155             $75,524
      Other                                                    132,155               5,038               2,908
                                                            ----------            --------           ---------
           Current Deferred Income Tax Asset                   499,842             205,193              78,432

      Capitalized Software Costs                            (1,006,490)            (98,256)           (106,805)
      Book Versus Tax Depreciation Methods                     (32,786)            (32,786)            (20,498)
      Net Operating Loss Carryforwards                         460,272              54,477                   -
      Other                                                    (18,525)             49,769                   -
                                                            ----------            --------           ---------
           Long-Term Deferred Income Tax Liability            (597,529)            (26,796)           (127,303)
                                                            ----------            --------           ---------

           Net Deferred Income Tax Asset (Liability)          ($97,687)           $178,397            $(48,871)
                                                            ----------            --------           ---------
                                                            ----------            --------           ---------

      The Company has generated a net operating loss ("NOL") carryforwards of approximately $61,000 during the six months ended June 30, 2000. The Company also acquired net operating losses of approximately $753,000 relating to the acquisition of Teksoft.

      The annual use of the NOL carryforwards acquired with Teksoft is limited to the lesser of the Company's taxable income or the amount of the IRS imposed limitation pursuant to the "change in ownership" provisions of the Tax Reform Act of 1986. These NOL carryforwards will expire at various dates beginning in 2018 through 2020.

      The Company generated a federal net operating loss of approximately $189,000 in 1999. The Company anticipates carrying back a portion of the NOLs. An estimated income tax receivable of approximately $27,000 is included in other current assets. As of December 31, 1999, the Company has remaining NOLs of approximately $117,000 and $189,000 available for future use against Federal and state income tax liabilities, respectively. The unused portion of these federal and state NOLs will expire in the year 2019 and 2014, respectively.

16)   Deferred Savings Plan-
      ---------------------

      TekSoft has a 401(k) deferred savings plan with a discretionary matching feature covering substantially all employees of TekSoft. During the six months ended June 30, 2000, 0% of the employee's contribution to the Plan was matched by the Company.

F-20

CAM SOLUTIONS, INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1998
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

F-21

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of
CAM Solutions, Inc.:

We have audited the accompanying balance sheet of CAM Solutions, Inc. as of December 31, 1998, and the related statements of operations, shareholder's equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Solutions, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The Company was acquired by OnCourse Technologies, Inc. on January 1, 1999 (See
Note 6). The financial statements do not include any adjustments that might result from the outcome of this transaction.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
July 10, 2000

F-22

CAM SOLUTIONS, INC.

Balance Sheet
As of December 31, 1998

                                     Assets
                                     ------

Current Assets:
   Cash                                                               $13,670
   Accounts Receivable, Less Allowance of $4,710                      125,121
   Prepaid and Other Assets                                             9,306
                                                                     --------
          Total Current Assets                                        148,097

Property and Equipment, at Cost:
   Computer Equipment and Purchased Software                           29,566
   Furniture, Fixtures and Vehicles                                    48,636
                                                                     --------
          Total Property and Equipment                                 78,202

   Less- Accumulated Depreciation                                     (44,869)
                                                                     --------
          Net Property and Equipment                                   33,333
                                                                     --------
          Total Assets                                               $181,430
                                                                     --------
                                                                     --------

The accompanying notes to financial statements are an integral part of this balance sheet.

F-23

CAM SOLUTIONS, INC.

Balance Sheet
As of December 31, 1998

                     Liabilities and Shareholder's Deficit
                     -------------------------------------

Current Liabilities:
   Current Portion of Note Payable                                     $6,604
   Accounts Payable                                                    85,333
   Accrued Liabilities                                                 16,835
   Deferred Revenue                                                    63,941
                                                                     --------
          Total Current Liabilities                                   172,713

Distributions Payable                                                  10,000

Note Payable, Less Current Portion                                      1,733

Shareholder's (Deficit) Equity:
   Common Stock                                                        11,453
   Retained Deficit                                                   (14,469)
                                                                     --------
          Total Shareholder's Deficit                                  (3,016)
                                                                     --------
          Total Liabilities and Shareholder's Deficit                $181,430
                                                                     --------
                                                                     --------

The accompanying notes to financial statements are an integral part of this balance sheet.

F-24

CAM SOLUTIONS, INC.

Statement of Operations
For the Year Ended December 31, 1998

Net Sales                                                            $509,863

Cost of Sales                                                         265,801
                                                                     --------
       Gross Profit                                                   244,062

Selling Expenses                                                      146,944

General and Administrative Expenses                                   113,674
                                                                     --------
       Operating Loss                                                 (16,556)

Interest Expense                                                          921
                                                                     --------
       Net Loss                                                      $(17,477)
                                                                     --------
                                                                     --------

The accompanying notes to financial statements are an integral part of this statement.

F-25

CAM SOLUTIONS, INC.

Statement of Shareholder's Equity (Deficit)
For the Year Ended December 31, 1998

                                                                     Total
                                                    Retained     Shareholder's
                                      Common        Earnings        Equity
                                   Stock (a)<F8>    (Deficit)      (Deficit)
                                   -------------    --------     -------------

Balance, December 31, 1997            $11,453        $19,147        $30,600

   Distributions to Shareholder             -        (16,139)       (16,139)
   Net Loss                                 -        (17,477)       (17,477)
                                      -------       --------        -------
Balance, December 31, 1998            $11,453       $(14,469)       $(3,016)
                                      -------       --------        -------
                                      -------       --------        -------

(a)<F8>   25,000 shares authorized, issued and outstanding, no par value.

The accompanying notes to financial statements are an integral part of this statement.

F-26

CAM SOLUTIONS, INC.

Statement of Cash Flows
For the Year Ended December 31, 1998

Cash Flows from Operating Activities:
   Net Loss                                                          $(17,477)
       Adjustments to Reconcile Net Loss to Net Cash
         Provided by Operating Activities-
           Depreciation                                                14,969
           Changes in Current Assets and Liabilities-
               Accounts Receivable                                    (62,631)
               Prepaid and Other Assets                                (5,686)
               Accounts Payable                                        19,133
               Accrued Liabilities                                      5,503
               Deferred Revenue                                        52,492
                                                                      -------
                  Net Cash Provided by Operating Activities             6,303
                                                                      -------

Cash Flows from Investing Activities:
   Purchase of Property and Equipment                                  (5,011)
                                                                      -------

Cash Flows from Financing Activities:
   Payments on Notes Payable                                           (6,114)
   Distributions to Shareholder                                        (6,139)
                                                                      -------
                  Net Cash Used in Financing Activities               (12,253)
                                                                      -------

Net Decrease in Cash                                                  (10,961)

Cash, Beginning of Year                                                24,631
                                                                      -------

Cash, End of Year                                                     $13,670
                                                                      -------
                                                                      -------

Supplemental Disclosure of Cash Flow Information:
   Approximate Cash Paid for Interest                                    $970


The accompanying notes to financial statements are an integral part of this statement.

F-27

CAM SOLUTIONS, INC.

Notes to Financial Statements
December 31, 1998

(1)  Nature of Operations-
     --------------------

     CAM Solutions, Inc. (the "Company") markets computer-aided design/computer-aided manufacturing (CAD/CAM), estimating, layout, routing and direct numerical control (DNC) software for job shops and the machining industry. The principal market for the Company's software and support services is North America. The Company was acquired by OnCourse Technologies, Inc. ("OnCourse") on January 1, 1999 (see Note 6).

(2)  Summary of Significant Accounting Policies-
     ------------------------------------------

     (a)  Revenue Recognition-
          -------------------

          Revenue from product sales is recognized upon customer acceptance and delivery of the product provided that no significant contractual obligations remain.

          Revenues also include separate maintenance fees whereby the Company provides ongoing customer support. Such contracts are reflected as deferred revenue and amortized ratably over the term of the maintenance period, generally twelve months.

     (b)  Property and Equipment-
          ----------------------

          Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets (5 to 7 years). Maintenance and repair costs are expensed as incurred. Improvements that extend the useful life of the assets are capitalized to property and equipment accounts and amortized over the remaining useful life.

     (c)  Advertising Costs-
          -----------------

          All advertising costs are expensed the first time the advertising takes place. Advertising expenses for 1998 were approximately $7,700.

     (d)  Use of Estimates-
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Note Payable-
     ------------

     Note payable as of December 31, 1998 consists of an auto loan that bears interest at 7.75% with monthly principal and interest payments of $585 maturing in 2000.

(4)  Lease Commitments-
     -----------------

     The Company leases office space under an operating lease, which expires in January 2003. Total rent expense was approximately $10,800 in 1998.

     Approximate minimum annual rental commitments as of December 31, 1998 are as follows:

     1999                   $10,500
     2000                    10,800
     2001                    11,000
     2002                    11,400
     2003                     1,000

(5)  Income Taxes-
     ------------

     The Company's shareholder has elected to have the Company treated as an "S Corporation" for income tax purposes. As an S Corporation, the company's taxable income or loss is includable in the individual tax return of the shareholder. Accordingly, the financial statements do not include any provision or asset or liability for current or deferred income taxes.

(6)  Subsequent Event-
     ----------------

     On January 1, 1999, the Company entered into an agreement with OnCourse pursuant to which the Company was acquired in a stock for stock exchange by OnCourse.

F-29

CIMTRONICS, INC.

FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

F-30

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Cimtronics, Inc.:

We have audited the accompanying balance sheets of Cimtronics, Inc. as of September 30, 1999 and December 31, 1998, and the related statements of operations, shareholders' equity (deficit) and cash flows for the nine months ended September 30, 1999 and the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimtronics, Inc. as of September 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the nine months ended September 30, 1999 and the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

The Company was acquired by OnCourse Technologies, Inc. on October 1, 1999 (See
Note 7). The financial statements do not include any adjustments that might result from the outcome of this transaction.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
July 10, 2000

F-31

CIMTRONICS, INC.

Balance Sheets
As of September 30, 1999 and December 31, 1998

                 Assets                                  1999          1998
                 ------                                --------      --------

Current Assets:
   Cash                                                $27,648            $41
   Accounts Receivable, Less Allowance of $1,226
     and $0, Respectively                               96,177        100,001
   Note Receivable from Shareholder                          -         13,909
   Prepaids and Other Assets                               256          4,886
                                                      --------       --------
          Total Current Assets                         124,081        118,837

Property and Equipment, at Cost:
   Furniture and Fixtures                               34,325         25,414
   Less- Accumulated Depreciation                      (20,834)       (17,726)
                                                      --------       --------
          Net Property and Equipment                    13,491          7,688

Other Assets                                             1,799          1,799
                                                      --------       --------
          Total Assets                                $139,371       $128,324
                                                      --------       --------
                                                      --------       --------

The accompanying notes to financial statements are an integral part of these balance sheets.

F-32

CIMTRONICS, INC.

Balance Sheets
As of September 30, 1999 and December 31, 1998

      Liabilities and Shareholders' Deficit              1999          1998
      -------------------------------------            --------      --------

Current Liabilities:
   Accounts Payable                                    $24,314        $33,365
   Accrued Liabilities                                  16,000          9,445
   Distributions Payable                                 3,500              -
   Note Payable to Shareholder                               -          4,985
   Deferred Revenue                                    205,759        113,290
                                                      --------       --------
        Total Current Liabilities                      249,573        161,085

Shareholders' (Deficit) Equity:
   Common Stock                                            500            500
   Retained Deficit                                   (110,702)       (33,261)
                                                      --------       --------
        Total Shareholders' Deficit                   (110,202)       (32,761)
                                                      --------       --------

        Total Liabilities and Shareholders' Deficit   $139,371       $128,324
                                                      --------       --------
                                                      --------       --------

The accompanying notes to financial statements are an integral part of these balance sheets.

F-33

CIMTRONICS, INC.

Statements of Operations
For the Nine Months Ended September 30, 1999 and
The Year Ended December 31, 1998

                                                        1999           1998
                                                      --------       --------

Net Sales                                             $652,555       $669,528

Cost of Sales                                          262,857        261,423
                                                      --------       --------
       Gross Profit                                    389,698        408,105

Selling Expenses                                       208,122        201,567

General and Administrative Expenses                     85,500         91,402
                                                      --------       --------
       Operating Income                                 96,076        115,136

Interest and Other Expenses                                662          1,111
                                                      --------       --------
       Net Income                                      $95,414       $114,025
                                                      --------       --------
                                                      --------       --------

The accompanying notes to financial statements are an integral part of these statements.

F-34

CIMTRONICS, INC.

Statements of Shareholders' Equity (Deficit)
For the Nine Months Ended September 30, 1999 and
The Year Ended December 31, 1998

                                                                       Total
                                                      Retained     Shareholders'
                                       Common         Earnings        Equity
                                    Stock (a)<F9>     (Deficit)      (Deficit)
                                    -------------     --------     -------------

Balance, December 31, 1997               $500          $26,027        $26,527

   Distributions to Shareholders            -         (173,313)      (173,313)
   Net Income                               -          114,025        114,025
                                         ----        ---------      ---------
Balance, December 31, 1998                500          (33,261)       (32,761)

   Distributions to Shareholders            -         (172,855)      (172,855)
   Net Income                               -           95,414         95,414
                                         ----        ---------      ---------
Balance, September 30, 1999              $500        $(110,702)     $(110,202)
                                         ----        ---------      ---------
                                         ----        ---------      ---------

(a)<F9> 10,000 shares authorized, 500 shares issued and outstanding, $1 par value.

The accompanying notes to financial statements are an integral part of these statements.

F-35

CIMTRONICS, INC.

Statements of Cash Flows
For the Nine Months Ended September 30, 1999 and the Year Ended December 31,
1998

                                                           1999        1998
                                                         --------    --------
Cash Flows from Operating Activities:
   Net Income                                             $95,414    $114,025
       Adjustments to Reconcile Net Income to Net
         Cash Provided by Operating Activities-
           Depreciation and Amortization                    3,108       3,748
           Changes in Current Assets and Liabilities-
               Accounts Receivable                          3,824     (19,854)
               Prepaids and Other Assets                    4,630      (3,799)
               Accounts Payable                            (9,051)     11,330
               Accrued Liabilities                          6,555       2,428
               Deferred Revenue                            92,469      67,698
                                                          -------    --------
                  Net Cash Provided by
                    Operating Activities                  196,949     175,576
                                                          -------    --------

Cash Flows from Investing Activities:
   Proceeds from Note Receivable from Shareholder          13,909         559
   Purchase of Property and Equipment                      (8,911)          -
                                                          -------    --------
                  Net Cash Provided by
                    Investing Activities                    4,998         559
                                                          -------    --------

Cash Flows from Financing Activities:
   Payments on Note Payable                                (4,985)     (3,826)
   Distributions To Shareholders                         (169,355)   (173,313)
                                                          -------    --------
                  Net Cash Used in Financing Activities  (174,340)   (177,139)
                                                          -------    --------

Net Increase (Decrease) in Cash                            27,607      (1,004)

Cash, Beginning of Period                                      41       1,045
                                                          -------    --------

Cash, End of Period                                       $27,648         $41
                                                          -------    --------
                                                          -------    --------

Supplemental Disclosure of Cash Flow Information:
   Approximate Cash Paid for Interest                        $250        $970

The accompanying notes to financial statements are an integral part of these statements.

F-36

CIMTRONICS, INC.

Notes to Financial Statements
September 30, 1999 and December 31, 1998

(1)  Nature of Operations-
     --------------------

     Cimtronics, Inc. (the "Company") markets computer-aided design and computer-aided manufacturing (CAD/CAM), estimating, layout, routing and direct numerical control (DNC) software for job shops and the machining industry. The principal market for the Company's software and support services is North America. The Company was acquired by OnCourse Technologies, Inc. ("OnCourse") on October 1, 1999 (see Note 7).

(2)  Summary of Significant Accounting Policies-
     ------------------------------------------

     (a)  Revenue Recognition-
          -------------------

          Revenue from product sales is recognized upon customer acceptance and delivery of the product provided that no significant contractual obligations remain.

          Revenues also include separate maintenance fees whereby the Company provides ongoing customer support. Such contracts are reflected as deferred revenue and amortized ratably over the term of the maintenance period ranging from one to three years.

     (b)  Property and Equipment-
          ----------------------

          Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets (5 to 7 years). Maintenance and repair costs are expensed as incurred. Improvements that extend the useful life of the assets are capitalized to plant and equipment accounts and amortized over the remaining useful life.

     (c)  Advertising Costs-
          -----------------

          All advertising costs are expensed the first time the advertising takes place. Advertising expenses for 1999 were immaterial and were approximately $6,200 for 1998.

     (d)  Use of Estimates-
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Note Receivable from Shareholder-
     --------------------------------

     The note receivable was due from a shareholder of the Company and was fully repaid during the nine month period ended September 30, 1999.

(4)  Note Payable to Shareholder-
     ---------------------------

     The Company had a note payable to a shareholder bearing interest at 9%. The note was paid in full during the nine month period ended September 30, 1999.

(5)  Lease Commitments-
     -----------------

     The Company leases its office space under an operating lease that expires in August 2004. Total rent expense was approximately $15,000 and $10,500 in the nine month period ended September 30, 1999 and the year ended December 31, 1998, respectively.

     Approximate minimum annual rental commitments as of September 30, 1999 are as follows:

     1999 (3 months)    $6,200
     2000               25,300
     2001               26,600
     2002               27,100
     2003               27,400
     2004               18,600

(6)  Income Taxes-
     ------------

     The Company's shareholders have elected to have the Company treated as an "S Corporation" for income tax purposes. As an S Corporation, the company's taxable income or loss is includable in the individual tax returns of its shareholders. Accordingly, the financial statements do not include a provision and asset or liability for current and deferred income taxes.

(7)  Subsequent Event-
     ----------------

     On October 1, 1999, the Company entered into an agreement with OnCourse pursuant to which the Company was acquired in a stock for stock exchange by OnCourse.

F-38

TEKSOFT, INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

F-39

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of TekSoft, Inc.:

We have audited the accompanying balance sheets of TekSoft, Inc. (an Arizona Corporation) as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TekSoft, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The Company was acquired by OnCourse Technologies, Inc. on January 31, 2000 (see
Note 11). The financial statements do not include any adjustments that might result from the outcome of this transaction.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
June 14, 2000

F-40

TEKSOFT, INC.

Balance Sheets
As of December 31, 1999 and 1998

                      Assets                            1999            1998
                      ------                          --------        --------

Current Assets:
   Cash                                               $140,653       $209,869
   Accounts Receivable                                 640,777        720,232
   Deferred Taxes                                      388,028        345,587
   Prepaids and Other                                   33,193         47,114
                                                    ----------     ----------
          Total Current Assets                       1,202,651      1,322,802

Capitalized Software, Net                            2,647,856      2,256,884

Property and Equipment, at Cost:
   Computer Equipment and Purchased Software           291,538        361,453
   Furniture and Fixtures                              147,019        147,019
                                                    ----------     ----------
          Total Property and Equipment                 438,557        508,472

   Less- Accumulated Depreciation                     (265,446)      (282,504)
                                                    ----------     ----------
          Net Property and Equipment                   173,111        225,968

Other Assets, Net                                       52,848         40,494
                                                    ----------     ----------
          Total Assets                              $4,076,466     $3,846,148
                                                    ----------     ----------
                                                    ----------     ----------

The accompanying notes to financial statements are an integral part of these balance sheets.

F-41

TEKSOFT, INC.

Balance Sheets
As of December 31, 1999 and 1998

       Liabilities and Shareholders' Equity             1999           1998
       ------------------------------------           --------       --------

Current Liabilities:
   Current Portion of Notes Payable and
     Capital Lease Obligations                         $76,826        $61,188
   Current Portion of Long Term Debt                   328,902              -
   Accounts Payable                                    340,753        231,505
   Accrued Liabilities                                  79,986         89,524
   Deferred Revenue                                  1,104,186      1,164,686
                                                    ----------     ----------
          Total Current Liabilities                  1,930,653      1,546,903

Notes Payable and Capital Lease Obligations,
  Less Current Portion                                 128,206        159,385

Long Term Debt, Less Current Portion                         -        243,304

Deferred Tax Liability                                 796,698        815,773

Shareholders' Equity:
   Voting Common Stock: no Par, 10,000 Shares
     Authorized, 2,925 and 2,593 Shares
     Outstanding, Respectively                         538,840        288,840
   Nonvoting Common Stock: no Par, 10,000 Shares
     Authorized, 4,574 Shares Outstanding
     in Both Years                                      61,550         61,550
   Treasury Stock                                     (145,944)      (145,944)
   Retained Earnings                                   766,463        876,337
                                                    ----------     ----------
          Total Shareholders' Equity                 1,220,909      1,080,783
                                                    ----------     ----------
          Total Liabilities and
            Shareholders' Equity                    $4,076,466     $3,846,148
                                                    ----------     ----------
                                                    ----------     ----------

The accompanying notes to financial statements are an integral part of these balance sheets.

F-42

TEKSOFT, INC.

Statements of Operations
For the Years Ended December 31, 1999 and 1998

                                                       1999           1998
                                                     --------       --------

Net Sales                                           $3,157,720     $2,859,651

Cost of Sales                                        1,350,976      1,196,499
                                                    ----------     ----------
          Gross Profit                               1,806,744      1,663,152

Operating Costs and Expenses:
   Product Development                                 100,689        225,091
   Sales and Marketing  Expenses                       777,439        953,383
   General and Administrative Expenses               1,036,473        820,967
                                                    ----------     ----------
          Operating loss                              (107,857)      (336,289)

Other Expense (Income):
   Interest, Net                                        86,609         45,233
   Other, Net                                          (23,076)       (21,284)
                                                    ----------     ----------
Loss Before Income Taxes                              (171,390)      (360,238)

Income Tax Benefit                                      61,516        138,386
                                                    ----------     ----------
          Net Loss                                   $(109,874)     $(221,852)
                                                    ----------     ----------
                                                    ----------     ----------

The accompanying notes to financial statements are an integral part of these statements.

F-43

TEKSOFT, INC.

Statements of Shareholders' Equity
For the Years Ended December 31, 1999 and 1998

                                        Voting Common             Nonvoting Common
                                            Stock                      Stock                                         Total
                                    --------------------        --------------------     Treasury     Retained    Shareholders'
                                     Shares       Amount        Shares       Amount       Stock       Earnings       Equity
                                     ------      --------       ------      --------     --------     --------     ----------

Balance, December 31, 1997           2,175       $38,840         4,574      $61,550     $(145,944)   $1,098,189    $1,052,635

     Sale of Common Stock              418       250,000             -            -             -             -       250,000

     Net Loss                            -             -             -            -             -      (221,852)     (221,852)
                                     -----      --------         -----      -------     ---------      --------    ----------
Balance, December 31, 1998           2,593       288,840         4,574       61,550      (145,944)      876,337     1,080,783

     Sale of Common Stock              332       250,000             -            -             -             -       250,000

     Net Loss                            -             -             -            -             -      (109,874)     (109,874)
                                     -----      --------         -----      -------     ---------      --------    ----------
Balance, December 31, 1999           2,925      $538,840         4,574      $61,550     $(145,944)     $766,463    $1,220,909
                                     -----      --------         -----      -------     ---------      --------    ----------
                                     -----      --------         -----      -------     ---------      --------    ----------

The accompanying notes to financial statements are an integral part of these statements.

F-44

TEKSOFT, INC.

Statements of Cash Flows
For the Years Ended December 31, 1999 and 1998

                                                        1999           1998
                                                      --------       --------
Cash Flows from Operating Activities:
   Net Loss                                          $(109,874)     $(221,852)
   Adjustments to Reconcile Net Loss to Net
     Cash Provided by Operating Activities-
       Depreciation and Amortization                 1,030,200        863,152
       Loss on Disposal of Property and Equipment        9,262          8,809
       Deferred Taxes                                  (61,516)      (138,386)
       Changes in Current Assets and Liabilities-
           Accounts Receivable                          79,455       (227,952)
           Prepaids and Other                           35,330         25,140
           Accounts Payable                            109,248        138,533
           Accrued Liabilities                          (9,538)        15,594
           Deferred Revenue                            (60,500)       433,675
                                                    ----------     ----------
               Net Cash Provided by
                 Operating Activities                1,022,067        896,713
                                                    ----------     ----------

Cash Flows from Investing Activities:
   Capitalized Software Development Costs           (1,318,198)    (1,092,882)
   Purchase of Licenses                                (48,200)             -
   Purchase of Property and Equipment                  (28,326)      (206,677)
   Proceeds from Sale of Property and Equipment              -            200
                                                    ----------     ----------
                  Net Cash Used in
                    Investing Activities            (1,394,724)    (1,299,359)
                                                    ----------     ----------

Cash Flows from Financing Activities:
   Net Proceeds from Line of Credit                     85,598        243,304
   Payments on Notes Payable                           (29,449)             -
   Proceeds from Notes Payable                               -         50,342
   Payments on Capital Lease Obligation                 (2,708)             -
   Proceeds from Sales of Common Stock                 250,000        250,000
                                                    ----------     ----------
                  Net Cash Provided by
                    Financing Activities               303,441        543,646
                                                    ----------     ----------

Net (Decrease) Increase in Cash                        (69,216)       141,000

Cash, Beginning of Year                                209,869         68,869
                                                    ----------     ----------

Cash, End of Year                                     $140,653       $209,869
                                                    ----------     ----------
                                                    ----------     ----------

Supplemental Disclosure of Cash Flow Information:
   Approximate Cash Paid for-
           Interest                                    $90,000        $50,000

Supplemental Disclosure of Noncash Transactions:
   Capital leases and related obligations              $16,000        $     -

The accompanying notes to financial statements are an integral part of these statements.

F-45

TEKSOFT, INC.

Notes to Financial Statements
December 31, 1999 and 1998

(1)  Nature of Operations-
     --------------------

     TekSoft, Inc. (the "Company") develops, produces and markets computer aided design and computer aided manufacturing software used primarily in metal manufacturing industries. The Company sells its products through a network of distributors and dealers who handle the installation and after sales service, support and customization of the software to the end user.

     Approximately 14% and 17% of sales during 1999 and 1998, respectively, were to a single distributor. Approximately 58% and 63% of sales during 1999 and 1998, respectively, were to customers in the United States and Canada. Approximately 27% and 23% of sales during 1999 and 1998, respectively, were to customers in Europe.

(2)  Summary of Significant Accounting Policies-
     ------------------------------------------

     (a)  Revenue Recognition-
          -------------------

          Revenue from product sales is recognized upon delivery of the product and customer acceptance, provided that no significant contractual obligations remain. Included in deferred revenues are approximately $556,000 and $622,000 as of December 31, 1999 and 1998, respectively, of products which have been delivered and invoiced but for which the Company has not been notified of customer acceptance.

          Revenues also include separate maintenance fees whereby the Company provides, if and when available, product upgrades. Such contracts are reflected as deferred revenue and amortized ratably over the term of the maintenance periods ranging from one to three years. Amortization begins after there is delivery of the software upgrade and customer acceptance.

     (b)  Prepaids-
          --------

          Included in prepaids are various materials (CD's and manuals) and supplies used to store, package and ship products.

     (c)  Property and Equipment-
          ----------------------

          Property and equipment, which consists primarily of office and computer equipment, is stated at lower of cost or market. Property and equipment is depreciated using an accelerated depreciation method over the estimated useful lives of the assets ranging from three to seven years.

          Maintenance and repair costs are expensed as incurred. Improvements that extend the useful life of the assets are capitalized to property and equipment accounts and amortized over the remaining useful life.

     (d)  Software Development Costs-
          --------------------------

          Software development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility of the product is established. From the time technological feasibility is established until the product is released, all software costs are capitalized. Capitalized costs are reported at the lower of unamortized costs or net realizable value. The costs are amortized on a product-by-product basis using the straight-line method over the estimated economic life of the product that is assumed to be five years. All other research and development expenditures are expensed as incurred.

          Computer software development costs capitalized in 1999 and 1998 were approximately $1,318,000 and $1,093,000, respectively. Amortization expense for 1999 and 1998 of approximately $927,000 and $789,000, respectively, is included in cost of sales in the statements of operations. Accumulated amortization was approximately $3,296,000 and $2,369,000 as of December 31, 1999 and 1998, respectively.

     (e)  Other Assets-
          ------------

          Included in Other Assets are licenses for the right to use certain third party software in the Company's products. These licenses range from three to five years and are amortized over the terms of these licenses on a straight-line basis. The Company periodically evaluates the realizability of these assets in relation to the software products that they are used in.

     (f)  Advertising Costs-
          -----------------

          All advertising costs are expensed the first time the advertising takes place. Advertising expenses for 1999 and 1998 were approximately $261,000 and $285,000, respectively.

     (g)  Use of Estimates-
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Operating Expenses-
     ------------------

     The employees and the president of the Company took a voluntary pay cut starting in December of 1998. The employees continued to receive reduced pay for a total of three months, ending in February of 1999. The President continued to receive reduced pay until the completion of the acquisition by OnCourse (Note 11). Total savings from this voluntary pay cut reduced operating losses by approximately $231,000 and $41,000 in 1999 and 1998, respectively.

(4)  Note Payable to Shareholders and Employees-
     ------------------------------------------

     The two primary shareholders and two other employees loaned money to the Company to finance the acquisition of property and equipment. The notes bear an interest rate of 16.5%, payable monthly and matures in May 2001. These notes are secured by substantially all of the Company's property and equipment.

     The balance of these notes totaled $159,486 and $188,640 as of December 31, 1999 and 1998, respectively. The current portion of these notes is $39,679 and $29,549 as of December 31, 1999 and 1998, respectively.

     The shareholders also loaned money to the Company under a line of credit agreement to finance operations. This loan is convertible into common stock at the fixed price of $65 per share if the Company is unable to repay the loan. This loan bears an interest rate of 16.5%, payable monthly.
     This loan totaled $31,639 as of December 31, 1999 and 1998. The loan is classified as current on the financial statements.

     Interest paid on these amounts totaled approximately $34,000 and $30,000 in 1999 and 1998, respectively.

(5)  Debt-
     ----

     Indebtedness as of December 31, 1999 and 1998, consists of the following:

                                                            1999       1998
                                                          --------   --------
     Term note, payable in monthly installments of $3,230
     beginning July 1, 2000, final payment due June 1,
     2008; variable interest rates based on 0.75% above
     the prime rate (8.50% at December 31, 1999).         $309,953   $243,304

     Term note, payable in 2000; variable interest rates
     based on 1.25% above the prime rate (8.50% at
     December 31, 1999).                                    18,949          -
                                                          --------   --------
                                                           328,902    243,304

     Less - Current Maturities                             328,902          -
                                                          --------   --------
                                                          $      -   $243,304
                                                          --------   --------
                                                          --------   --------

     Current maturities of indebtedness at December 31, 1999 are as follows:

     2000             $328,902
     Thereafter              -
                      --------
                      $328,902
                      --------
                      --------

     Subsequent to year end the bank called these loans as a result of the Company being acquired by OnCourse. The term note originally due in 2000 was paid in full subsequent to year-end with proceeds from a new line of credit (See Note 11.) The term note originally due in 2008 was extended by the bank until September 2000.

(6)  Lease Commitments-
     -----------------

     The Company leases its office space under an operating lease, which expires in July 2003, from a related party (Note 10). The lease automatically renews in five-year increments for a period of twenty-five years. The Company subleases a significant portion of this office space to other tenants. Total rent expense, net of tenant sublease payments, was approximately $135,000 and $122,000 in 1999 and 1998, respectively.

     Approximate minimum annual rental commitments for office space for the years ended December 31, are as follows:

     2000             $247,000
     2001              247,000
     2002              247,000
     2003              123,000

     The Company also leases software for use internally under a capital lease. The lease contains a bargain purchase option, which allows the Company to purchase the software for $1 at the completion of lease term. The term of this lease is thirty-six months and it expires in May 2002. The software is capitalized as computer equipment; the unamortized asset at December 31, 1999 totaled $14,308.

     Minimum annual rental commitments for the year ended December 31, are approximately as follows:

     2000               $5,500
     2001                5,600
     2002                2,600

(7)  Treasury Stock-
     --------------

     Treasury Stock consists of 2,025 shares of voting common stock and 432 shares of nonvoting common stock repurchased by the Company.

(8)  Income Taxes-
     ------------

     The Company has historically filed its Federal and State income tax returns as of October 31 utilizing the cash basis of accounting. As of October 31, 1999, the Company had Federal and State net operating loss carryforwards of approximately $543,000, to offset future taxable income. Federal and State net operating loss carryforwards expire within fifteen years and five years, respectively.

     However, pursuant to the "change in ownership" provisions of the Tax Reform Act of 1986, utilization of the Company's net operating loss carryforwards may be limited, subsequent to the acquisition of the Company by OnCourse (Note 11).

     Total income tax benefit was allocated as follows:

                                                        1999            1998
                                                      --------        --------
     Current-
        Federal                                       $153,448        $79,659
        State                                           22,798         11,835

     Deferred                                         (114,730)        46,892
                                                      --------       --------
     Total Allocated Benefit for Income Taxes          $61,516       $138,386
                                                      --------       --------
                                                      --------       --------

     A reconciliation of the difference between the statutory Federal tax rate and the Company's effective tax rate follows:

                                                          1999           1998
                                                        --------       --------

     Statutory Federal Rate                               34.0%          34.0%
     State Income Taxes, net of Federal Benefit            5.2            5.2
     Other                                                (3.3)          (0.8)
                                                         -----          -----
     Effective Rate                                       35.9%          38.4%
                                                         -----          -----
                                                         -----          -----

     The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities as of December 31, 1999 and 1998 are as follows:

                                                        1999           1998
                                                       -------       --------
     Current Deferred Tax Assets-
        Deferred Revenues                              $220,309      $218,145
        Cash basis versus accrual basis change          147,043        99,411
        Accrued Employee Benefits                        20,676        28,031
                                                    -----------     ---------
     Total Current Deferred Tax Assets                 $388,028      $345,587
                                                    -----------     ---------
                                                    -----------     ---------

     Noncurrent Deferred Tax Assets (Liabilities)-
        Capitalized Software                        $(1,064,438)    $(907,267)
        Net Operating Loss Carryforwards                267,740        91,494
                                                    -----------     ---------
     Total Noncurrent Deferred Tax Liabilities        $(796,698)    $(815,773)
                                                    -----------     ---------
                                                    -----------     ---------

(9)  Deferred Savings Plan-
     ---------------------

     The Company has a 401(k) deferred savings plan covering substantially all employees. During 1998, a portion of the employee's contribution to the Plan was matched by the Company. The matching contribution under the plan was approximately $21,100 in 1998. The Company ceased matching contributions to the Plan in November of 1998.

(10) Related Party Transactions-
     --------------------------

     Certain owners and employees of the Company have notes and loans with the Company (Note 4).

     The building that the Company occupies and leases is owned and operated by a partnership, consisting of two principal owners of the Company and a previous employee of the Company (Note 6).

     The Company has a licensing agreement with Micro Estimating Systems, Inc., a wholly owned subsidiary of OnCourse (Note 11), utilizing a software library of the Company's products. In addition, the Company sells products to two distributors that are wholly owned subsidiaries of OnCourse. No adjustments have been made to the financial statements herein to eliminate the effects of these transactions. All transactions are considered to be arms-length transactions.

     The Company also entered into a consulting agreement with the outside investor to provide expert advice to the Company concerning business strategies. The agreement became effective December 1, 1999 and expires December 1, 2004. The Company pays the outside investor $4,167 per month for these services.

(11) Subsequent Events-
     -----------------

     On January 31, 2000, the Company was purchased by OnCourse Technologies Inc. ("OnCourse"). The Company exchanged all of the outstanding shares of the company for 4.5 million shares of OnCourse Class A Common Stock. In addition, the former shareholders of the Company may receive up to 1.5 million additional shares over the next five years if sales, as defined, increases. The transaction will be accounted for as a purchase. The financial statements herein reflect only the operations of the Company and do not reflect any adjustments to record the fair market value of the acquired assets and liabilities of the Company by OnCourse.

     Subsequent to December 31, 1999, the Company executed a line of credit with a bank for $200,000. This line is secured by essentially all of the Company's assets. The maturity date is February 4, 2001. The interest rate is prime, plus 1.5%. Interest is payable on a monthly basis.


PART III
--------

ITEM 1.   INDEX TO EXHIBITS
          -----------------

Exhibit No.   Page Number     Description
-----------   -----------     -----------

  2(a)             78         Certificate of Articles of Incorporation of the
                              Company

  2(b)             86         Bylaws of the Company

  3                           Not applicable

  5                           Not applicable

  6                           Not applicable

  7                           Not applicable

  8(a)            123         Agreement and Plan of Reorganization dated July
                              23, 1998 by and among the Company, Micro, Frank G.
                              Wright, Bernard A. Woods, III and Charles W. Beyer

  8(b)            139         Agreement and Plan of Reorganization dated
                              December 30, 1998 by and among the Company, CAM
                              Solutions and Kevin L. Bork

  8(c)            155         Agreement and Plan of Reorganization dated
                              September 30, 1999 by and among the Company, Cimtronics, E. Michael Zaworski and Sherri G.
                              Zaworski

  8(d)            171         Agreement and Plan of Reorganization dated January
                              10, 2000 by and among the Company, TekSoft, Inc.
                              and Gary F. Fulton.

  10              191         Consent of Arthur Andersen LLP

  27              192         Financial Data Schedule

                           SIGNATURES

     In accordance with  Section 12  of the Exchange  Act of  1934, the  Company
caused  this  registration  statement  to  be  signed  on  its  behalf  by   the
undersigned, thereunto duly authorized this 20th day of October, 2000.

                                   ONCOURSE TECHNOLOGIES, INC.


                                        /s/Bernard A. Woods, III
                                   By:----------------------------------------
                                        Bernard A. Woods, III
                                        Chief Executive Officer, Treasurer

                                        /s/Charles W. Beyer
                                   By:----------------------------------------
                                        Charles W. Beyer
                                        President

                                        /s/William C. Brown
                                   By:----------------------------------------
                                        William C. Brown
                                        Chief Financial Officer